 NEWS RELEASE

YAMANA REPORTS 2006 RESULTS: MINE OPERATING EARNINGS OF $35 MILLION
FOR THE YEAR, AN INCREASE OF OVER 300% FROM THE 2005 LEVEL

Toronto, Ontario, March 21, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to announce its financial and operating results for the year ended December 31, 2006.

 Highlights

•	Annual sales of $169.2 million, an increase of 270% over the corresponding prior year. Fourth quarter sales of $60 million.
•	Mine operating earnings of $35.1 million for the year, an increase of over 300% over the corresponding prior year level.
•
Adjusted net earnings for the year of $42.6 million before income tax effects and $19.5 million after income tax effects or $0.07 per share and net loss under Canadian generally accepted accounting principles of $70.2 million.

•	Commenced commercial production at its São Francisco Mine August 1, 2006.
•	Completed construction of its Chapada copper-gold project with commercial production declared in February 2007.
•	Acquired RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Exploration Ltd. whereby the Company acquired two additional mines and a near development stage project.
•	Declared quarterly dividends of $0.01 per share with the first dividend being paid in mid October.
•	Cash balance of $69.7 million as at December 31, 2006.
•
Cash flow from operations of $40.2 million or $0.15 per share before changes in non-cash working capital items was reduced by $43.4 million relating to changes in non-cash working capital resulting in a net decline of $3.2 million in working capital from operating activities.

•	Raised $170 million (C$200.1 million) in net proceeds from the public issue of 17.4 million common shares.
•	Repaid outstanding long term debt: now debt free.
•	Settled the terms and conditions for $200 million revolving line of credit.
•	Increased copper hedging program intended to help secure a less than two year payback at the Chapada copper-gold project.
•
Total production of 359,272 ounces of gold for the twelve month period ended December 31, 2006 including pre-acquisition production (37,248 ounces) from mines acquired during the year and assets sold during the year (8,433 ounces). Commercial production was 283,460 ounces at an average cash cost of $326 per ounce. (A non-GAAP measure)

	Quarter ended December 31, 2006			Year ended December 31, 2006
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)		Production (oz.)	Cash costs per oz. (a non-GAAP measure)
Brazil
Fazenda Brasileiro	20,443		$357	76,413		$350
Fazenda Nova	7,853		$305	29,843		$294
São Francisco	37,089		$284	57,878		$295
Jacobina	20,880		$332	62,534		$327
Total Brazil	86,265		$315	226,668		$322
Central America

San Andrés	18,298		$353	56,792		$342
Commercial Production	104,563		$322	283,460		$326
Pre-commercial Production
Fazenda Nova				-
São Francisco pilot plant	-	$	N/A	22,250	$	N/A
Chapada	7,881	$	N/A	7,881	$	N/A
Pre-Commercial Production	7,881	$	N/A	30,131	$	N/A

	112,444	$	N/A	313,591	$	N/A
Pre-acquisition production:
San Andrés	-	$	N/A	13,987	$	N/A
Jacobina	-	$	N/A	18,974	$	N/A
La Libertad	-	$	N/A	4,287	$	N/A

Post acquisition production from operations sold:
La Libertad	-	$	N/A	8,433	$	N/A

TOTAL PRODUCTION	112,444	$	N/A	359,272	$	N/A

Net earnings for the year after giving effect to certain non-cash items were as follows:

(A non-GAAP Measure, in thousands of dollars)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004 (ten months)
Net earnings (loss) per consolidated financial statements	$(70,162)	$(4,111)	$2,783
Adjustments:
Stock-based compensation	41,099	2,298	2,191
Foreign exchange gain	(343)	(369)	(1,848)
Unrealized losses on commodity contracts	35,774	8,615	-
Debt repayment expense	24,750	-	-
Loss on impairment of the Fazenda Nova Mine	3,675	-	-
Future income tax (recovery) expense on foreign currency translation	7,825	(4,447)	(430)

Adjusted net earnings before income tax effects	$42,618	$1,986	$2,696
Income tax effect of adjustments	$(23,110)	-	-
Adjusted net earnings	$19,507	$1,986	$2,696
Adjusted net earnings per share	$0.07	$0.01	$0.03

 Financial Results

Earnings per share adjusted for certain non-cash and non-recurring items were $0.07 for the year. This compares to adjusted earnings per share of $0.01 for the comparative year ended December 31, 2005 and adjusted earnings per share of $0.03 for the comparative ten month period ended December 31, 2004.

The basic loss per share was $0.25. This compares to a basic loss per share of $0.03 for fiscal year ended December 31, 2005 and basic earnings income per share of $0.03 per share and diluted earnings of $0.02 per share for the comparative ten month period ended December 31, 2004.

Revenue for the fiscal year was $169.2 million, an increase of 270% over the preceding year. Revenues for the year consisted of 75,321 ounces of gold sold from the Fazenda Brasileiro Mine, 28,484 ounces of gold sold from the Fazenda Nova Mine, 55,551 from the São Francisco Mine (commercial production began in August 2006), 64,102 from the Jacobina Mine (post acquisition in April) and 54,484 from the San Andrés Mine (post acquisition in February). All gold sales were transacted in the spot market. Hence, a total of 277,942 ounces of gold were sold in 2006. A total of 103,772 and 79,822 commercial ounces were sold during the comparative period ended December 31, 2005, and during the ten month period ended December 31, 2004, respectively.

The Company’s average realized gold price during the year was $613 per ounce, an increase of 36% from an average realized price of $448 per ounce during the comparative year ended December 31, 2005. This also compares to an average spot price of $604 per ounce for the year ended December 31, 2006.

All gold sales were transacted in the spot market. The spot price itself increased 36% relative to the comparative year ended December 31, 2005. A higher gold price positively affected the Company’s revenues. The impact of a higher average gold price on mine operating earnings was partially offset by a strengthened Brazilian Real relative to the US Dollar and higher operating costs. Higher local operating costs were a result of increases in maintenance costs, the price of fuel, the price of power, and other consumables.

Mine operating earnings for the year were $35.1 million before a $2.2 million loss that arose from operations on assets sold during the year consisting of operations from the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the São Francisco Mine as of commercial production which commenced August 1, 2006, the Jacobina Mine acquired as of April 6, 2006 and the San Andrés Mine acquired as of February 28, 2006. This compares to mine operating earnings of $8.6 million for the comparative year ended December 31, 2005 and to $10.4 million for the comparative ten month period ended December 31, 2004.

A total of 359,272 ounces of gold were produced by the Company’s mines during the twelve month period ended December 31, 2006 of which 313,591 ounces of gold were produced from the Company’s existing mines including commercial production of 226,668 ounces and pre-commercial production of 56,792 ounces. The twelve month’s production of 359,272 ounces includes pre-acquisition production from mines acquired during the year through business acquisitions of 37,248 ounces and 8,433 ounces from assets sold during the year. This compares to 115,572 ounces of gold produced during the comparative year of 2005 of which 103,350 ounces were produced from commercial production activities and 12,222 ounces were produced from pre-commercial activities and also compares to 84,231 ounces produced during the comparative ten month period ended December 31, 2004. Comparing fiscal 2006 versus fiscal 2005, commercial production increased for Fazenda Nova and Fazenda Brasileiro by 1,063 and 1,843 ounces, respectively.

Average cash costs for the year were $326 compared to $289 per ounce for the comparative year ended December 31, 2005 and to $205 per ounce for the ten month comparative period ended December 31, 2004.

Inventory as at December 31, 2006 was $51.3 million compared to $7 million as at December 31, 2005. Inventory increased as a result of the acquisition of the Jacobina and San Andrés mines in 2006 as well as commercial production commencing at the São Francisco Mine in August 2006 in-circuit plant inventory, concentrate inventory and ore stockpiled at the Chapada Mine during 2006.

Proven and probable reserves were 6.8 million ounces of contained gold and 2.3 billion pounds of contained copper as of December 31, 2006 based on a gold price of $425-450 per ounce (except for Fazenda Nova which is calculated assuming $550 gold price) and a copper price of $1.10 per pound. This represents an increase of approximately 1.5 million ounces, a 39% increase after mining of approximately 400,000 contained ounces during the year.

Cash as at December 31, 2006 was $69.7 million compared to $151.6 million as at December 31, 2005. Significant cash transactions during the year included $170 million, net of issue costs of $9.7 million received from an equity financing held in May; repayment of the outstanding long term loan, including accrued interest and prepayment fees, totalling $116.4 million; $19.8 million received on the exercise of warrants held by the lender of the loan; and expenditures relating to construction of the São Francisco and Chapada mines.

Cash flow from operations before changes in non-cash working capital items was $40.2 million or $0.15 per share for the year compared to $6.4 million for the comparative year ended December 31, 2005 and $9.3 million for the ten month period ended December 31, 2004. The increase in cash flow from operations is primarily due to the incremental production resulting from the acquisition of the San Andrés and Jacobina mines, the commencement of commercial production at the São Francisco mine and higher gold prices.

Working capital as at December 31, 2006 was $53 million compared to $134.6 million as at December 31, 2005 and to $88.9 million as at December 31, 2004.

The balance sheet as at December 31, 2006 reflects $35.2 million of total Brazilian tax credit receivables of which $10.7 million is included in advances and deposits and $24.5 million is included in other assets. A recoverability provision in the amount of approximately $0.9 million was charged to operations during 2006. Brazilian tax credits of $24.2 million included in the receivable balance may be applied against future income taxes payable and taxes payable on eligible local sales. The tax credits can be recovered by domestic sales (currently nil) or may be sold at a discount. It is expected that a portion of copper concentrate from the Chapada Mine will be sold locally in Brazil which will take advantage of some of these eligible tax credits. An increase in tax credits arose as operating expenditures and capital expenditures relating to construction and operations increased significantly during the year.

Assets under construction of $224.6 million reflect construction of the Chapada mine. Construction costs include cash expenditures, capitalized interest, capitalized amortization of deferred financing charges and capitalized pre-operating net earnings.

General and administrative expenses were $24.4 million for the year compared to $10.4 million for the comparative year ended December 31, 2005 and $6.2 million for the ten month period year ended December 31, 2004. The increase in general and administrative expenses is reflective of the Company’s growing infrastructure related to its production growth plans and acquisitions and regulatory compliance costs.

Investment income was $5.3 million for the fiscal year, compared to $4 million for the comparative year ended December 31, 2005 and $0.8 million for the ten month period ended December 31, 2004. Investment income increased principally due to higher average cash balances in Brazil at higher interest rates than those available in Canada.

Reserves
Summary Reserve and Resource Table (i)
Gold	M&I	Reserve		Inferred
	Ounces	Ounces		Ounces
	(000s)	(000s)		(000s)
Fazenda Brasileiro	434.9	254.9		94.9

C1-Santa Luz	1,040.8	556.0		402.1

Fazenda Nova	41.5	24.1		4.0

Jacobina	2,924.3	1,185.0		4,164.4

São Francisco (Main ore)	1,518.9	1,192.7		875.2
São Francisco (ROM ore)	347.9	223.3		561.1
	1,866.8	1,416.0		1,436.3
São Vicente	605.1	341.9		101.2

Ernesto	178.9	---		179.6

San Andrés (ii)	1,290.0	499.4		22.0

Chapada	3,032.1	2,509.2		1,223.5

Gualcamyao	2,284.4	---		698.0

Total Ounces	13,698.7	6,786.4		8,326.0

Copper	M&I	Reserve		Inferred
	Pounds	Pounds		Pounds
	(millions)	(millions	)	(millions	)
Chapada	2,801.0	2,310.9		1,392.3

(i) Reserve ounces are included in Measured and Indicated (“M&I”) ounces. Inferred ounces are in addition to  M&I ounces. A table providing a breakdown of reserves and resources and additional information is attached.

(ii) Reserves and Resources as of October 31, 2006

As at December 31, 2006, the Company had proven and probable reserves of 6.786 million contained ounces of gold, an increase of 1.55 million contained ounces from the previous year end, primarily as a result of the acquisition of the Jacobina and San Andrés mines. The primary changes in proven and probable reserves were:

Increase in contained
ounces (000’s)

Jacobina	1,185
San Andrés	499

Reserves as at December 31, 2006 were estimated using a gold price of $425-$475 per ounce except for the very small reserve at Fazenda Nova where $550 was used compared to $425 used to calculate reserve estimates as at December 31, 2005.

Future Outlook

The Company is committed to increasing shareholder value through increases in reserves and production thereby increasing earnings per share and cash flow from operations. The Company’s strategy involves optimizing operations, completing construction of projects currently under development, investing in high target exploration areas and growing through acquisitions of high quality accretive properties and projects. The Company’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priority targets.

The focus for 2007 and 2008 will continue to include the following:

•	Advance exploration and development projects
•	Pursue consolidation opportunities in the Americas
•	Continue an extensive exploration program in Brazil, Argentina and Central America
•	Increase throughput at Chapada
•	Further assess the pyrite concentrate/sulfuric acid opportunity at Chapada
•	Continue to advance understanding of the coarse gold effect at São Francisco
•	Complete feasibility for Gualcamayo

With the acquisition of RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Exploration Ltd. the Company has acquired an additional two operating mines and an advanced-stage development stage property. In 2006 the Company also declared commercial production at São Francisco and in early 2007 also declared commercial production at Chapada bringing the total number of mines to six. Yamana also has four advanced exploration and development stage projects along with an extensive Brazilian and Central American exploration portfolio. Yamana’s objective remains to achieve a sustainable annual gold production rate of at least 1,000,000 ounces of gold per year by the end of 2008. In addition, the Company will have significant copper production in 2007.

Yamana Gold Inc.

Key Statistics
(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

Key Statistics
(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

	(Unaudited)		(Unaudited)
	For the three months ended		For the fiscal year ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Gold Production (ounces)
Commercial
Fazenda Brasileiro	20,443	17,810	76,413	74,570
Fazenda Nova	7,853	12,740	29,843	28,780
São Francisco	37,089	-	57,878	-
Jacobina	20,880	-	62,534	-

Total Brazil	86,265	30,550	226,668	103,350
Central America
San Andrés	18,298	-	56,792	-

Total Commercial Production	104,563	-	283,460	-
Pre-Commercial				-
Fazenda Nova	-	-	-	7,379
São Francisco	-	1,212	22,250	4,843
Chapada (gold contained in concentrate)	7,881	-	7,881	-

Total Production	112,444	31,762	313,591	115,572

Gold Sales (ounces)
Fazenda Brasileiro	20,574	19,257	75,321	72,074
Fazenda Nova	6,816	15,463	28,484	31,698
São Francisco	33,723	-	55,551	-
Jacobina	19,876	-	64,102	--

Total Brazil	80,989	34,720	223,458	103,772
Central America
San Andrés	16,260	-	54,484	-

Total Commercial Sales	97,249	34,720	277,942	103,772

Gold Price per oz sold
Average Realized Price	$619	$485	$613	$448

Cash Cost per ounce Produced
Fazenda Brasileiro	$357	$357	$350	$320
Fazenda Nova	$305	$177	$294	$208
São Francisco	$284	-	$295	-
Jacobina	$332	-	$327	-
Average Brazil	$315	$282	$322	$289
Central America
San Andrés	$349	-	$342	-
Total Commercial Sales	$321	$282	$326	$289

Average Ore Grade (g/t)
Fazenda Brasileiro	2.80	2.31	2.63	2.44
Fazenda Nova	0.57	0.87	0.66	0.87
São Francisco	0.74	-	0.67	-
Jacobina	1.91	-	1.91	-
Central America	-	-	-	-
San Andrés	0.63	-	0.66	-

Average Recovery Rate (%)
Fazenda Brasileiro	93.6	88.3	92.0	89.3
Fazenda Nova	93.3	90.0	82.1	81.0
São Francisco	67.2	-	51.7	-
Jacobina	95.3	-	94.2	-
Central America
San Andrés	79.3	-	85.6	-

Financial Results (thousands)
Revenue	$59,951	$16,655	$169,206	$46,038
Mine operating earnings	$8,903	$4,807	$35,056	$8,569
Net earnings	$6,141	$(73)	$(70,163)	$(4,111)
Adjusted net earnings	$505	$3,311	$19,506	$1,991
Per share data:
Basic (loss) earnings per share	$0.02	$0.00	$(0.25)	$(0.03)
Diluted (loss) earnings per share	$0.02	$0.00	$(0.25)	$(0.03)
Adjusted net earnings per share	$0.00	$0.02	$0.07	$0.01

Financial Position (thousands)
	Dec. 31, 2006	Dec. 31, 2005
Cash and cash equivalents	$69,680	$151,633
Working Capital	$52,999	$134,593
Shareholders' equity	$1,716,590	$314,974

Weighted average number
of common shares outstanding (thousands)	276,617	144,888

Yamana Gold Inc.
Reserves and Resources
December 31, 2006
Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gold
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1-Santa Luz	-	-	-	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
São Francisco - Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
São Francisco - ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total São Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
São Vicente - Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
São Vicente - ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total São Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andrés (1)	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total Gold Reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786
	Tonnes (000’s)	Grade (%)	Contained lbs (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)
Copper
Chapada	20,002	0.42%	184.6	282,992	0.34%	2,126.3	302,994	0.35%	2,310.9

Mineral Resources (Measured, Indicated and Inferred) (Measured and Indicated include Reserves as outlined above)

	Measured Resources			Indicated Resources		Total - Measured and Indicated				Inferred Resources
	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained Oz. (000’s)
Gold
Fazenda Brasileiro	3,352	3.26	351.7	900	2.87	83.2	4,252	3.18	434.9	686	4.30	94.9
C1-Santa Luz	-	-	-	19,608	1.65	1,040.8	19,608	1.65	1,040.8	8,586	1.46	402.1
Fazenda Nova	1,046	0.99	33.4	214	1.17	8.1	1,261	1.02	41.5	118	1.05	4.0
Jacobina	9,038	2.15	624.0	31,198	2.29	2,300.3	40,236	2.26	2,924.3	45,657	2.84	4,164.4
São Francisco - Main Ore	18,861	1.19	720.5	23,422	1.06	798.3	42,284	1.12	1,518.9	33,686	0.81	875.2
São Francisco - ROM Ore	17,762	0.24	139.0	28,083	0.23	208.9	45,845	0.24	347.9	76,995	0.23	561.1
Total São Francisco	36,623	0.73	859.5	51,505	0.61	1,007.2	88,128	0.66	1,866.8	110,682	0.40	1,436.3
São Vicente	14,490	0.77	357.3	10,992	0.70	247.7	25,482	0.74	605.1	3,623	0.87	101.2
Ernesto	-	-	-	1,520	3.66	178.9	1,520	3.66	178.9	2,144	2.61	179.6
Chapada	25,058	0.30	241.7	395,463	0.22	2,790.4	420,521	0.22	3,032.1	250,693	0.15	1,223.5
San Andrés (1)	14,748	0.70	326.0	47,550	0.64	964.0	62,298	0.66	1,290.0	1,339	0.53	22.0
Gualcamayo	6,923	1.15	255.9	69,161	0.91	2,028.5	76,084	0.93	2,284.4	16,765	1.29	698.0
Total Gold Resources	111,279	0.85	3,050	628,111	0.53	10,649	739,389	0.58	13,699	440,291	0.59	8,326
	Tonnes (000’s)	Grade (%)	Contained lbs (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)
Copper
Chapada	25,058	0.34%	187.7	395,463	0.30%	2,613.3	420,521	0.30%	2,801.0	250,693	0.25%	1,392.3
(1) As of October 31, 2006

Mineral Reserves and Resources

Chapada's inferred resources were taken from a Micon International Limited NI 43-101 compliant technical report dated July 2003. Independent Mining Consultants estimated Chapada's inferred resources in their report dated February 2004 at 68 million tonnes grading 0.14 g/t gold and 0.2% copper. C1 Santa Luz's resources were updated in February 2007 by GRD Minproc (Perth, Australia) including 2006 drilling, and reserve was taken from a NCL Brasil 43-101 compliant report dated November 2005 which does not include 2006 drilling results. Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants or by internal qualified persons as indicated in the table below in accordance with NI 43-101. In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates. These reports have been reviewed by Evandro Cintra, Vice-President Exploration as "qualified person", as that term is defined in NI 43-101.

These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves could affect the Company's profitability in any particular accounting period. The corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation's mineral reserve and resource estimates, other than factors discussed above and in "Risks and Uncertainties" in the Management Discussion and Analysis section of the annual report.

	Mineral Reserves	Mineral Resources	Date	Report
Fazenda Brasileiro	Geoexplore Consultoria e Serviços Ltd.	Geoexplore Consultoria e Serviços Ltd.	Jan-07	Mineral Reserves and Resources Update, Fazenda Brasileiro Mine

C1-Santa Luz	NCL Brasil Ltda.	GRDMinproc Ltd.	Nov-05	“Preliminary Assessment Study, C-1 Gold Project”, NCL Brasil
			Feb-07	“Resource Estimate Summary at 2 February 2007”, GRDMinproc

Fazenda Nova	Yamana Technical Services	Moreno&Associados	Feb-06	Reserve Estimate Update

Jacobina	NCL Brasil Ltda.	Micon International Ltd.	Feb-07	“An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2006 Exploration Program for the Joao Belo mine, Jacobina Mine Project, Bahia State, Brazil”
		NCL Brasil Ltda.	Mar-07	Mineral Resource and Reserve estimate update for Canavieiras, Serra do Corrego, Morro do Vento and Joao Belo, Jacobina Mine, as December 31st, 2006”
		Moreno&Associados Ltda.	Feb-07	Mineral Resource Estimate for Pindobaçu, Bahia Gold Belt

São Francisco	Yamana Technical Services	NCL Brasil Ltda.	Feb-07	‘Mineral Reserve Update’
			Mar-07	Mineral Resource Model Update for São Francisco mine, Mato Grosso, Brazil, as December 31st, 2006

São Vicente	NCL Brasil Ltda.	Geosystems International	Nov-06	“São Vicente Technical Report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil”, Rezende Engenharia

Ernesto	N/A	NCL Brasil Ltda.	Feb-07	Technical Report on Mineral Resource Estimate Update

Chapada	Independent Mining Consultants Inc.	Independent Mining Consultants	Feb-07	Chapada Reserve Update
			Feb-04	Feasibility Study (mineral resource)

San Andrés	Scott Wilson RPA	Scott Wilson RPA	Jan-07	Technical Report on the San Andrés Gold Project, Honduras

Gualcamayo	N/A	GeoSim Services Inc.	Sep-06	Mineral Resource Update Gualcamayo Gold Project Americas Ltd.
			Jan-05	Preliminary Assessment and Economic Evaluation of QDD Deposit, Gualcamayo Project”, Amec Americas Ltd.

Mine	Mineral Reserve Cut-off	Gold Price	Copper Price	Mineral Resources Cut-off Grade
	(g/t gold; % copper)			(g/t gold; % copper)

Fazenda Brasileiro	1.50	US$450	n/a	1.5
C1- Santa Luz	0.5	US$425	n/a	0.5
Fazenda Nova	0.40	US$550	n/a	0.40
Jacobina	1.6	US$475	n/a	1.3
São Francisco	0.36 and 0.15	US$450	n/a	0.36 and 0.15
São Vicente	0.35 and 0.22	US$427.5	n/a	0.20
Ernesto	----------------	US$450	n/a	1.5 and 1.0(2)
Chapada	$2.53(3)	US$450	US$1.10	0.15% (4)
San Andrés	0.4 and 0.66 (5)	US$450	n/a	0.4 and 0.66
Gualcamayo	----------------	US$400	n/a	0.3 and 0.5 (6)

(2)1.5 cut-off for underground, 1.0 for open pit
(3)Internal Net Smelter Return (NSR) cut-off versus grade cut-off used
(4)copper equivalent = [copper (%) + 0.56 x gold (g/t)]
(5)0.4cut-off for oxide zone, and 0.66 cut-off for mixed zone
(6)0.3 cut-off for Quebrada Del Diablo, and 0.5 cut-off for Amelia and Magdalena resources

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America.  Yamana is producing gold at intermediate company production levels in addition to significant copper production.  Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

A conference call and audio webcast has been scheduled for March 21, 2007 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	800-732-9307
International:	+1 416-644-3415
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21220433#
Replay Toll Free Call:	877-289-8525 Passcode 21220433#

The conference call replay will be available from 1:00 p.m. E.T. on March 21, 2007 until 11:59 p.m. E.T. on March 28, 2007.

For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

Yamana Gold Inc.	Yamana Gold Inc.

Yamana Gold Inc.	Yamana Gold Inc.
Ashleigh Meyer	President & Chief Executive Officer
(416) 815-0220	(416) 815-0220
Email: investor@yamana.com	Email: investor@yamana.com
Website: www.yamana.com	Website: www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

Yamana Gold Inc.
CONSOLIDATED BALANCE SHEETS
As at

(In thousands of US Dollars)

	December 31, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	$69,680	$151,633
Accounts receivable, advances and deposits	30,280	6,160
Inventory	51,252	6,981
Income taxes recoverable	2,248	1,261
	153,460	166,035

Capital
Property, plant and equipment	134,792	24,992
Assets under construction	224,650	158,717
Mineral properties	1,496,732	61,506
Capital assets held for sale	-	5,667
	1,856,174	250,882

Other
Investments	28,322	2,259
Loan receivable	-	18,986
Other assets	34,452	20,974
Future income tax assets	53,784	9,310
Goodwill	55,000	-
	171,558	51,529
	$2,181,192	$468,446

Liabilities
Current
Accounts payable	$39,467	$20,606
Accrued liabilities	10,722	2,018
Income taxes payable	3,922	203
Derivative related liabilities	44,423	8,615
Current portion of long-term liabilities	1,927	-
	100,461	31,442

Long-term
Notes payable	-	106,847
Asset retirement obligations	18,720	8,012
Future income tax liabilities	328,372	5.671
Long-term liabilities	17,049	-
Long-term liabilities associated with assets held for sale	-	1,500
	364,141	122,030
	464,602	153,472

Shareholders’ Equity
Capital Stock
Issued and Outstanding
344,595,212 common shares
(December 31, 2005 - 191,341,932 shares)	1,619,850	310,409
Shares to be issued	42,492	-
Share purchase warrants	73,004	3,737
Contributed surplus	61,578	4,676

Deficit	(80,334)	(3,848)
	1,716,590	314,974
	$2,181,192	$468,446

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
For the Periods Ended

(In thousands of US Dollars)

	December 31, 2006	December 31, 2005	December 31, 2004
			(10 Months)
Sales	$169,206	$46,038	$32,298
Cost of sales	(100,004)	(30,371)	(17,016)
Depreciation, amortization and depletion	(33,510)	(6,740)	(4,541)
Accretion of asset retirement obligations	(636)	(358)	(364)
Mine operating earnings	35,056	8,569	10,377

Expenses
General and administrative	(24,350)	(10,415)	(6,226)
Foreign exchange gain	343	369	1,848
Loss on impairment of the Fazenda Nova Mine	(3,675)	-	-
Stock-based compensation	(41,099)	(2,298)	(2,191)
Operating (loss) earnings	(33,725)	(3,775)	3,808
Investment and other business income	5,328	4,049	792
Interest and financing expense	(28,846)	(94)	-
Unrealized loss on commodity contracts	(35,773)	(8,615)	-
Loss arising from assets sold	(2,186)	-	-
(Loss) earnings before income taxes	(95,202)	(8,435)	4,600

Income tax recovery (expense)	25,039	4,324	(1,817)
Net (loss) earnings	(70,163)	(4,111)	2,783

(Deficit) retained earnings, beginning of period	(3,848)	263	(2,520)
Dividends declared	(6,323)	-	-

(Deficit) retained earnings, end of period	$(80,334)	$(3,848)	$263

Basic (loss) earnings per share	$(0.25)	$(0.03)	$0.03

Diluted (loss) earnings per share	$(0.25)	$(0.03)	$0.02

Weighted average number of shares outstanding (in thousands)	276,617	144,888	100,036

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended

(In thousands of US Dollars)

	2006	2005	2004
			(10 Months)
Operating Activities
Net (loss) earnings for the period	$(70,163)	$(4,111)	$2,783
Asset retirement obligations realized	(358)	(309)	(237)
Non-operating financing fee	5,000	-	-
Items not involving cash
Depreciation, amortization and depletion	33,510	6,740	4,541
Stock-based compensation	41,099	2,298	2,191
Future income taxes	(31,077)	(4,447)	430
Accretion of asset retirement obligations	636	358	364
Unrealized foreign exchange (gains) losses	(343)	(3,252)	(1,792)
Financing charge	19,744	-	-
Unrealized loss on commodity contracts	35,773	8,615	-
Impairments	3,675	-	-
Other	2,675	553	1,013
	40,171	6,445	9,293
Net change in non-cash working capital	(43,386)	(3,035)	(757)
	(3,215)	3,410	8,536
Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	221,209	155,099	71,931
Deferred financing charges	-	(4,630)	(3,049)
Proceeds (repayment) of notes payable and long-term liabilities	(115,414)	100,000	-
Dividends	(2,883)	-	-
Other	(5,000)	-	-
	97,912	250,469	68,882
Investing Activities
Expenditures on mineral properties	(64,829)	(23,199)	(11,512)
Acquisition of property, plant and equipment	(27,762)	(5,752)	(3,079)
Expenditures on assets under construction	(126,710)	(132,031)	(11,965)
Corporate acquisitions, net of cash acquired	66,815	-	-
Loan receivable	-	(18,986)	-
Other assets and investments	(26,543)	(12,584)	(531)
	(179,029)	(192,552)	(27,087)
Increase (decrease) in cash and cash equivalents	(84,332)	61,327	50,331
Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	2,379	3,252	2,120
Cash and cash equivalents, beginning of period	151,633	87,054	34,603
Cash and cash equivalents, end of period	$69,680	$151,633	$87,054
Cash and cash equivalents are comprised of the following:
Cash at bank	$40,015	$20,576	$11,903
Bank term deposits	29,665	131,057	75,151
	$69,680	$151,633	$87,054

Management’s Discussion and Analysis of Operations and Financial Condition
(US Dollars, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.  Core Business

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. The Company plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

2.  Previous Change in Year

In May 2004, the year end of the Company was changed from February 28/29 to December 31. Consequently, comparisons of current results are to those of the twelve month period ended December 31, 2005 and the ten month period ended December 31, 2004.

3.  Highlights

Significant achievements during the year include:

•	Annual sales of $169.2 million, an increase of 270% over the corresponding prior year. Fourth quarter sales of $60 million.
•	Mine operating earnings of $35.1 million for the year, an increase of over 300% over the corresponding prior year.
•
Adjusted net earnings (a non-GAAP measure) for the year of $42.6 million before income tax effects and $19.5 million after income tax effects or $0.07 per share and net loss under Canadian generally accepted accounting principles of $70.2 million.

•	Commenced commercial production at its São Francisco Mine August 1, 2006.
•	Completed construction of its Chapada copper-gold project with commercial production declared in February 2007.
•
Acquired RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Exploration Ltd. whereby the Company acquired two additional mines and an advanced stage exploration property. Acquiring the San Andrés and Jacobina mines and a near development stage project.

•	Declared quarterly dividends of $0.01 per share with the first dividend being paid in mid October.
•	Cash balance of $69.7 million as at December 31, 2006.
•
Cash flow from operations of $40.2 million was reduced by $43.4 million relating to changes in non-cash working capital resulting in a net decline of $3.2 million in cash flow from operating activities.

•	Raised $170 million (C$200.1 million) in net proceeds from the public issue of 17.4 million common shares.
•	Repaid outstanding long term debt: now debt free.
•	Settled the terms and conditions for $200 million revolving line of credit.
•	Increased copper hedging program intended to help secure a less than two year payback at the Chapada copper-gold project.
•
Total production of 359,272 ounces of gold for the twelve month period ended December 31, 2006 including pre-acquisition production (37,248 ounces) from mines acquired during the year and assets sold during the year (8,433 ounces). Commercial production was 283,460 ounces at an average cash cost of $326 per ounce. (A non-GAAP measure)

4.  Outlook and Strategy

The Company is committed to increasing shareholder value through increases in reserves and production thereby increasing earnings per share and cash flow from operations. The Company’s strategy involves optimizing operations, completing construction of projects currently under development, investing in high target exploration areas and growing through acquisitions of high quality accretive properties and projects. The Company’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priority targets.

The focus for 2007 and 2008 will continue to include the following:

•	Advance exploration and development projects
•	Pursue consolidation opportunities in the Americas
•	Continue an extensive exploration program in Brazil, Argentina and Central America
•	Increase throughput at Chapada
•	Further assess the pyrite concentrate/sulphuric acid opportunity at Chapada
•	Continue to advance understanding of the coarse gold effect at São Francisco
•	Complete feasibility for Gualcamayo

With the acquisition of RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Exploration Ltd. the Company acquired an additional two operating mines and an advanced exploration stage property. In 2006, the Company also declared commercial production at São Francisco and in early 2007 declared commercial production at Chapada bringing the total number of mines to six. Yamana also has four advanced exploration and development stage projects along with an extensive Brazilian and Central American exploration portfolio. Yamana’s objective remains to achieve a sustainable annual gold production rate of at least 1 million ounces per year by late 2008. In addition, the Company will have significant copper production in 2007.

Production

During the year ended December 31, 2007, it is estimated that the Company will produce gold in the range of 585,000 to 650,000 ounces at average cash costs of $(114) per ounce. The Company will account for sales of copper as by-product credits to gold production costs.

Estimated gold production from the Company’s properties in 2007 is as follows:

Gold Production Estimates	2007E

Fazenda Brasileiro	80-85,000
Fazenda Nova	15-20,000
São Francisco	120-130,000
Chapada	180-205,000
San Andrés	70-80,000
Jacobina (i)	120-130,000

Total	585-650,000

Average Projected Total Cash Costs/Ounce	$(114)
Chapada copper production	130-145 million pounds

▪ The Company is evaluating the impact on production of certain sill pillar failures in historical areas of the mine (refer to the Jacobina commentary in Section 7)

Production estimates stated above do not include the potential gold production from advanced projects including Gualcamayo, São Vicente, Ernesto and C1 Santa Luz. These projects are subject to completion of feasibility studies or favorable construction decisions.

Forecast information is based on the opinions and estimates of management under current circumstances and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections. Forecast cash costs assume a Real to US Dollar exchange rate of 2.4 to 1 in 2007. This exchange rate assumption is more favorable than the current rate, but in line with Brazilian consensus estimates for 2007.

5.  Acquisitions

The Company made three strategic acquisitions during the year. RNC Gold Inc. was acquired February 28, 2006 at a cost of $53 million, which included $18.9 million of cash and 5.8 million common shares. The acquisition of RNC Gold Inc. brought in two operating mines including the San Andrés Mine and La Libertad Mine, the latter which was subsequently sold in July 2006. In April 2006, the Company acquired Desert Sun Mining Corp acquiring the Jacobina Mine. Consideration consisted of 63.9 million common shares at a total cost of $632 million. The Company’s third acquisition of Viceroy Exploration Ltd. was made in the fourth quarter. Consideration for this acquisition was $549.1 million which consisted of 52.5 million common shares. With the acquisition of Viceroy Exploration Ltd., the Company acquired a development stage project, Gualcamayo in Argentina.

All three acquisitions have been accounted for using the purchase method of accounting for business combinations. The cost of the acquisitions have been allocated to identifiable assets and liabilities acquired. Approximately $55 million, being the excess of the purchase price over the net assets acquired of Desert Sun Mining Corp represented goodwill. Goodwill primarily represents the advantage of sustaining and growing a portfolio of mining operations and synergies that are realizable from consolidating certain business functions.

The Company has spent considerable effort in integrating the operations of each of these acquisitions.

6.  Overview of Financial Results

The table below presents selected financial data for the Company’s three most recently completed fiscal years:

	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
			(ten months)

Financial results (in thousands of dollars)
Revenues[1]	$169,206	$46,038	$32,298
Mine operating earnings	$35,056	$8,569	$10,377
Net (loss) earnings[2]	$(70,163)	$(4,111)	$2,783
Adjusted net earnings[3]	$19,506	$1,986	$2,696
Cash flow (to) from operations	$(3,216)	$3,410	$8,536
(after changes in non-cash working capital items)
Cash flow from operations	$40,171	$6,445	$9,293
(before changes in non-cash working capital items)

Per share financial results
Basic (loss) earnings per share[2]	$(0.25)	$(0.03)	$0.03
Diluted (loss) earnings per share[2]	$(0.25)	$(0.03)	$0.02
Adjusted net earnings per share[3]	$0.07	$0.01	$0.03

Financial position (in thousands of dollars)
Total assets	$2,181,192	$468,446	$177,106
Total long-term liabilities	$364,141	$122,030	$9,572

Gold Production (ounces):
Commercial
Fazenda Brasileiro	76,413	74,570	78,168
Fazenda Nova	29,843	28,780	-
São Francisco	57,878	-	-
Jacobina	62,534	-	-
Total Brazil	226,668	103,350	78,168
Central America
San Andrés	56,792	-	-
Commercial Production	283,460	103,350	78,168
Pre-Commercial
Fazenda Nova	-	7,379	2,849
São Francisco	22,250	4,843	3,214
Chapada (gold contained in concentrate)	7,881	-	-
Pre-Commercial Production	30,131	12,222	6,063
Pre-acquisition production:
San Andrés	13,987	-	-
Jacobina	18,974	-	-
La Libertad	4,287	-	-

Post acquisition production from operations sold - La Libertad	8,433	-	-

	359,272	115,572	84,231

Gold Sales (ounces)
Commercial
Fazenda Brasileiro	75,321	72,074	79,822
Fazenda Nova	28,484	31,698	-
São Francisco	55,551	-	-
Jacobina	64,102	-	-
Total Brazil	223,458	103,772	79,822
Central America
San Andrés	54,484	-	-
Total commercial sales	277,942	103,772	79,822
Pre-Commercial
Fazenda Nova	-	4,694	1,704
São Francisco	8,101	4,050	2,883
Pre-Commercial Sales	8,101	8,744	4,587
	286,043	112,516	84,409

Non-GAAP Measures[3]
Per ounce data:
Cash costs per ounce produced
Fazenda Brasileiro	$350	$320	$205
Fazenda Nova	$294	$208	-
São Francisco	$295	-	-
Jacobina	$327	-	-
San Andrés	$342	-	-
	$326	$289	$205

Average gold price realized (1)	$613	$448	$409
Average gold spot price	$604	$445	$409

Operating statistics
Gold ore grade (g/t)
Fazenda Brasileiro	2.63	2.44	3.13
Fazenda Nova	0.66	0.87	-
São Francisco	0.67	-	-
Jacobina	1.91	-	-
San Andrés	0.66	-	-

Gold recovery rate (%)
Fazenda Brasileiro	92.0	89.3	91.9
Fazenda Nova	82.0	81.0	-
São Francisco	51.7	-	-
Jacobina	94.2	-	-
San Andrés	85.6	-	-

(1) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(2) Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the year ended December 31, 2006 include an unrealized non-cash loss on commodity contracts of $35.8 million. (December 31, 2005 - $8.6 million; December 31, 2004 (ten months) - $nil).

(3) Non GAAP measure - see reconciliation table below. A cautionary note of non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Net loss for the 2006 year included certain non-cash and non-recurring charges in respect of stock- based compensation, foreign exchange gains, unrealized losses on commodity contracts, debt payment financing charges, impairment of the Fazenda Nova Mine and a future income tax expense on foreign currency translation of inter corporate debt. Adjusted earnings for these non-cash and non-recurring items (a non-GAAP measure - see Non-GAAP measures following this Managements’ Discussion and Analysis) was $42.6 million before income tax effects and $19.5 million after income tax effects compared to $2 million for the comparative year ended December 31, 2005 and $2.7 million for the ten month period ended December 31, 2004. The following chart summarizes adjusted net earnings:

A non-GAAP Measure (in thousands of dollars)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004 (ten months)
Net (loss) earnings per consolidated financial statements	$(70,163)	$(4,111)	$2,783

Adjustments:
Stock-based compensation	41,099	2,298	2,191
Foreign exchange gains	(343)	(369)	(1,848)
Unrealized losses on commodity contracts	35,773	8,615	-
Debt repayment expense	24,750	-	-
Loss on impairment of the Fazenda Nova Mine	3,675	-	-
Future income tax (recovery) expense on foreign currency translation of inter corporate debt	7,825	(4,447)	(430)

Adjusted earnings before income tax effects	$42,616	$1,986	$2,696
Income tax effect of adjustments	(23,110)	-	-
Adjusted net earnings	$19,506	$1,986	$2,696
Adjusted net earnings per share	$0.07	$0.01	$0.03

(Unaudited)	Quarter Ended
A non-GAAP Measure, (in thousands of dollars)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Net earnings (loss) for the quarter	$6,140	$(73)	$804
Adjustments:
Stock-based compensation	2,799	-	-
Foreign exchange loss (gain)	5,790	3,057	(519)
Unrealized (gains) losses on commodity contracts	(1,229)	8,615	-
Loss on impairment of the Fazenda Nova Mine	3,675	-	-
Future income tax (recovery) expense on foreign currency translation of inter corporate debt	6,439	(8,288)	(1,548)

Adjusted net earnings before income tax effects	$23,614	$3,311	$(1,263)
Income tax effect of adjustments	(23,110)	-	-
Adjusted net earnings	$504	$3,311	$(1,263)
Adjusted net earnings per share	$0.00	$0.02	$(0.01)

The basic loss per share was $0.25. This compares to a basic loss per share of $0.03 for fiscal year ended December 31, 2005 and basic earnings income per share of $0.03 per share and diluted earnings of $0.02 per share for the comparative ten month period ended December 31, 2004.

Earnings per share adjusted for certain non-cash and non-recurring items were $0.07 for the year. This compares to adjusted earnings per share of $0.01 for the comparative year ended December 31, 2005 and adjusted earnings per share of $0.03 for the comparative ten month period ended December 31, 2004.

Revenue for the fiscal year was $169.2 million, an increase of 270% over the preceding year. Revenue for the year consisted of 277,942 ounces of gold sold.

The Company’s average realized gold price during the year was $613 per ounce, an increase of 36% from an average realized price of $448 per ounce during the comparative year ended December 31, 2005. This also compares to an average spot price of $604 per ounce for the year ended December 31, 2006. All gold sales were transacted in the spot market. The spot price itself increased 36% relative to the comparative year ended December 31, 2005. A higher gold price positively affected the Company’s revenues. The impact of a higher average gold price on mine operating earnings was partially offset by a strengthening of the Brazilian Real relative to the US Dollar and higher operating costs. Higher local operating costs before the impact of foreign exchange movements were a result of increases in maintenance costs, the price of fuel, the price of power, and other consumables.

Mine operating earnings for the year were $35.1 million before a $2.2 million loss that arose from operations on assets sold during the year consisting of operations from the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the São Francisco Mine as of commercial production which commenced August 1, 2006, the Jacobina Mine acquired as of April 6, 2006 and the San Andrés Mine acquired as of February 28, 2006. This compares to mine operating earnings of $8.6 million for the comparative year ended December 31, 2005 and to $10.4 million for the comparative ten month period ended December 31, 2004.

A total of 359,272 ounces of gold were produced by the Company’s mines during the twelve month period ended December 31, 2006 of which 313,591 ounces of gold were produced from the Company’s existing mines including commercial production of 226,668 ounces and pre-commercial production of 56,792 ounces. The twelve month’s production of 359,272 ounces includes pre-acquisition production from mines acquired during the year through business acquisitions of 37,248 ounces and 8,433 ounces from assets sold during the year. This compares to 115,572 ounces of gold produced during the comparative year of 2005 of which 103,350 ounces were produced from commercial production activities and 12,222 ounces were produced from pre-commercial activities and also compares to 84,231 ounces produced during the comparative ten month period ended December 31, 2004. Comparing fiscal 2006 versus fiscal 2005, commercial production increased for Fazenda Nova and Fazenda Brasileiro by 1,063 and 1,843 ounces, respectively.

Average cash costs for the year were $326 compared to $289 per ounce for the comparative year ended December 31, 2005 and to $205 per ounce for the ten month comparative period ended December 31, 2004.

Inventory as at December 31, 2006 was $51.3 million compared to $7 million as at December 31, 2005. Inventory increased as a result of the acquisition of the Jacobina and San Andrés mines in 2006 as well as commercial production commencing at the São Francisco Mine in August 2006 in-circuit plant inventory, concentrate inventory and ore stockpiled at the Chapada Mine during 2006.

Proven and probable reserves were 6.8 million ounces of contained gold and 2.3 billion pounds of contained copper as of December 31, 2006 based on a gold price of $425-450 per ounce (except for Fazenda Nova which is calculated assuming $550 gold price) and a copper price of $1.10 per pound. This represents an increase of approximately 1.5 million ounces, a 39% increase after mining of approximately 400,000 contained ounces during the year.

Cash as at December 31, 2006 was $69.7 million compared to $151.6 million as at December 31, 2005. Significant cash transactions during the year included $170 million, net of issue costs of $9.7 million received from an equity financing held in May; repayment of the outstanding long term loan, including accrued interest and prepayment fees, totalling $116.4 million; $19.8 million received on the exercise of warrants held by the lender of the loan; and expenditures relating to construction of the São Francisco and Chapada mines.

Cash flow from operations before changes in non-cash working capital items was $40.2 million for the year compared to $6.4 million for the comparative year ended December 31, 2005 and $9.3 million for the ten month period ended December 31, 2004. The increase in cash flow from operations is primarily due to the incremental production resulting from the acquisition of the San Andrés and Jacobina mines, the commencement of commercial production at the São Francisco mine and higher gold prices.

Working capital as at December 31, 2006 was $53 million compared to $134.6 million as at December 31, 2005 and to $88.9 million as at December 31, 2004.

The balance sheet as at December 31, 2006 reflects $35.2 million of total Brazilian tax credit receivables of which $10.7 million is included in advances and deposits and $24.5 million is included in other assets. A recoverability provision in the amount of approximately $0.9 million was charged to operations during 2006. Brazilian tax credits of $24.2 million included in the receivable balance may be applied against future income taxes payable and taxes payable on eligible local sales. The tax credits can be recovered by domestic sales (currently nil) or may be sold at a discount. It is expected that a portion of copper concentrate from the Chapada Mine will be sold locally in Brazil which will take advantage of some of these eligible tax credits. An increase in tax credits arose as operating expenditures and capital expenditures relating to construction and operations increased significantly during the year.

Assets under construction of $224.6 million reflect construction of the Chapada mine. Construction costs include cash expenditures, capitalized interest, capitalized amortization of deferred financing charges and capitalized pre-operating net earnings.

General and administrative expenses were $24.4 million for the year compared to $10.4 million for the comparative year ended December 31, 2005 and $6.2 million for the ten month period year ended December 31, 2004. The increase in general and administrative expenses is reflective of the Company’s growing infrastructure related to its production growth plans and acquisitions and regulatory compliance costs.

Investment income was $5.3 million for the fiscal year, compared to $4 million for the comparative year ended December 31, 2005 and $0.8 million for the ten month period ended December 31, 2004. Investment income increased principally due to higher average cash balances in Brazil at higher interest rates than those available in Canada.

7. Mines and Development Projects

During the year the Company has made three strategic business acquisitions: RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Exploration Ltd. by which it has acquired the San Andrés Mine, the Jacobina Mine and the Gualcamayo advanced stage exploration project.  Since acquisition the San Andrés Mine has produced 56,792 ounces of gold and has added 0.5 million ounces to the proven and probable reserves at December 31, 2006.  The Jacobina Mine has produced 62,534 ounces of gold since acquisition and has added 1.2 million ounces to the proven and probable reserves at December 31, 2006.

As well, the Company has completed its development of two additional mines, specifically São Francisco and Chapada which declared commercial production on August 1, 2006 and February 11, 2007, respectively.

The following chart summarizes commercial production and cash costs per ounce for the quarter and year ended December 31, 2006 with comparative figures for the year end December 31, 2005:

	Quarter ended December 31, 2006		Quarter ended December 31, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)
Brazil
Fazenda Brasileiro	20,443	$357	17,810	$357
Fazenda Nova	7,853	$305	12,740	$177
São Francisco	37,089	$284	-	$-
Jacobina	20,880	$332	-	$-
Total Brazil	86,265	$315	30,550	$282
Central America
San Andrés	18,298	$349	-	$-
Commercial Production	104,563	$321	30,550	$282
Pre-commercial Production
São Francisco	-	$-	1,212	$-
Chapada	7,881	$-	-	$-
TOTAL PRODUCTION	112,444	$-	31,762	$-

	For the year ended December 31, 2006		For the year ended December 31, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure	Production (oz.)	Cash costs per oz. (a non-GAAP measure)
Brazil
Fazenda Brasileiro	76,413	$350	74,570	$320
Fazenda Nova	29,843	$294	28,780	$208
São Francisco	57,878	$295	-	$-
Jacobina	62,534	$327	-	$-
Total Brazil	226,668	$322	103,350	$289
Central America
San Andrés	56,792	$342	-	$-
Commercial Production	283,460	$326	103,350	$289
Pre-commercial Production
Fazenda Nova	-	$-	7,379	$-
São Francisco	22,250	$-	4,843	$-
Chapada	7,881	$-	-	$-
	30,131	$-	12,222	$-
	313,591		115,572
Pre-acquisition Production
Jacobina	18,974	$-	-	$-
San Andrés	13,987	$-	-	$-
Production from operations sold
La Libertad	12,720	$-	-	$-
TOTAL PRODUCTION	359,272	$-	115,572	$-

Mine operating earnings for the year were $35.1 million before a $2.2 million loss that arose from assets sold during the year, an increase of over 300% from mine operating earnings of $8.6 million for the comparative year ended December 31, 2005. Mine operating earnings for the ten month period ended December 31, 2004 were $10.4 million.

Mine operating earnings for fiscal 2006 consisted of earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the São Francisco Mine as of August 1, 2006, the Jacobina Mine acquired as of April 6, 2006 and the San Andrés Mine acquired as of February 28, 2006.

The following graph depicts mine operating earnings by mine:

A total of 359,272 ounces of gold were produced during the twelve months, including commercial production of 283,460 ounces at average cash costs of $326 per ounce, pre-commercial production of 56,792 ounces, 8,433 ounces from assets sold during the year and 37,248 ounces of pre-acquisition production from mines acquired during the year. This compares to 115,572 ounces of gold produced during the comparative year ended December 31, 2005 at an average cash cost of $289 per ounce produced. A total of 84,231 ounces were produced during the ten month period ended December 31, 2004 including commercial production of 78,168 ounces of gold at an average cash cost of $205 per ounce.

Of the 283,460 commercially produced gold ounces during the year, 76,413 ounces were from the Fazenda Brasileiro Mine at an average cash cost of $350 per ounce and 29,843 ounces were from the Fazenda Nova Mine at an average cash cost of $294 per ounce. These cost levels are higher than the previous year with the increases being $30 and $86 per ounce or 9.4% and 41.3%, respectively.

Note: The above graph excludes production from assets sold during the year and excludes pro-forma adjustments for pre-acquisition production from assets acquired during the year.

Revenue for the year ended December 31, 2006 was $169.2 million from the sale of 277,942 ounces of gold compared to revenue of $46 million from the sale of 103,772 ounces of gold for the comparative year ended December 31, 2005 and $32.3 million from the sale of 79,822 ounces of gold during the ten month period ended December 31, 2004.

Revenue for the fiscal year was $169.2 million, an increase of 270% over the preceding year. Revenue for the year consisted of 277,942 ounces of gold sold as follows:

	December 31, 2006	December 31, 2005	December 31, 2004

Fazenda Brasileiro	75,321	72,074	79,822
Fazenda Nova	28,484	31,698	-
São Francisco (i)	55,551	-	-
San Andrés (ii)	54,484	-	-
Jacobina (iii)	64,102	-	-
Total Gold oz. sold	277,942	103,772	79,822
(i) includes ounces sold prior to commercial production as of August 31, 2006
(ii) post acquisition February 28, 2006
(iii) post acquisition April 6, 2006

Inventory as at December 31, 2006 was $51.3 million compared to $7 million as at December 31, 2005 and to $5.9 million as at December 31, 2004. Inventory increased as a result of the acquisition of the Jacobina and San Andrés mines in 2006 as well as commercial production commencing at the Sao Francisco Mine in August 2005,in circuit plant inventory, concentrate inventory and ore stockpiled at the Chapada Mine.

Of the total inventory on hand as at December 31, 2006, $17.3 million consisted of supplies and materials, $25.4 million of in-circuit and gold in-process inventory and $8.6 million of finished product. Of the total of in-circuit and gold in process inventory, $11.9 million is held at Chapada in stock piled ore.

Inventory as at December 31, 2006 consisted of approximately 7,800 ounces of gold at the Fazenda Brasileiro Mine, 4,200 ounces of gold at the Fazenda Nova Mine, 43,800 ounces of gold at the São Francisco Mine and 9,100 tonnes of copper inventories at the Chapada Mine. The contained gold inventory is primarily metal in the processing circuit or production in process.

Chapada Copper-Gold Project

Chapada is the Company’s flagship operation, located in the state of Goias, Brazil. The Chapada Mine and processing facilities were constructed in less than two years following receipt of a positive feasibility study in June 2004 and the start of construction in November 2004. The processing of ore at Chapada began in late November 2006 and the mine has been operating above design specifications since start up of operations.

The commissioning of the Chapada Mine occurred over a short period of time given the size and complexity of the plant. Ore was first processed through the plant in November 2006 and the Company declared commercial production on February 11, 2007 based on successful production levels from December 2006 through to mid-February 2007. Not only did the plant reach commercial production but it also reached full design capacity levels. This will allow the mine operators to focus on further increasing the efficiency and effectiveness of the mine. The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to optimize the mill and increase throughput.

Chapada produced approximately 11,000 tonnes of concentrate prior to the end of December 2006 and in January 2007 increased production to over 16,000 tonnes of concentrate. The mine’s operating performance will be reflected in financial results from operations as of February 11, 2007. Annual production for 2007 from Chapada is targeted at between 180,000 and 205,000 ounces of gold and 130 to 145 million pounds of copper.

Accumulated construction costs as at December 31, 2006 were $224.6 million. Construction costs incurred during the year ended December 31, 2006 and during the fourth quarter were $71.1 million and $2.6 million, respectively.

The Company plans to complete a scoping study by mid 2007 to evaluate the potential of a pyrite recovery circuit to roast pyrite to produce sulphuric acid for the fertilizer and mining industry.

In addition there is an oxide stockpile of 1.7 million tonnes from the pre-stripping of the mine that contains gold at 0.52 g/t.. The Company is also studying the feasibility of the leaching of this material to produce gold.

São Francisco Mine

São Francisco declared commercial production effective August 1, 2006.

Operating earnings for the mine for the 5 months since declaring commercial production were $10.3 million. Operating earnings for the fourth quarter were $6.7 million compared to $3.7 million for the previous quarter which consisted of only 2 months of commercial production.

After declaring commercial production, 55,551 ounces of gold were sold at an average price of $609 resulting in overall sales of $33.8 million.

Gold sales in ounces and dollars for the fourth quarter were 33,723 and $20.7 million, respectively compared to 21,828 ounces and $13.1 million for the 2 months of commercial production in the third quarter.

A total of 57,878 ounces of gold were produced at the mine since declaring commercial production in August 2006 at an average cash cost of $295. During the fourth quarter of 2006, 37,089 ounces were produced at an average cash cost of $284 compared to 20,789 ounces, and $314 for the previous quarter.

The average ore grade for the fourth quarter of 0.74 g/t increased by 0.16 compared to the ore grade of 0.58 g/t for the previous quarter. Ore grade includes main ore and dump leach marginal ore. The average heap leach recovery for São Francisco for 2006 for crushed ore and run of mine ore is 74%. It should be noted that most of the piles are still being leached and the final recovery will be higher. The leach recovery results range from a low of 51% (surface saprolitic material) to 92.8% (run of mine material).

Inventory of gold as at December 31, 2006 at the mine consisted of approximately 43,800 ounces of gold of which 5,700 ounces were finished product and the remaining 38,100 ounces were in-circuit inventory and gold in process.

Annual production from São Francisco is targeted at between 120,000 and 130,000 ounces for 2007.

The Company plans to concentrate on upgrading the large indicated and inferred resource to reserves to extend the mine life beyond the currently planned --years during 2007. The Company will also be studying the potential for underground mining to access deeper ore reserves. There is potential production upside from the “coarse gold effect” at São Francisco. Grade reconciliation during 2006 indicate that there is a 30% positive grade reconciliation when comparing actual results to results predicted in the block model. Expectations are that there is good potential for the same or better positive reconciliation as we mine deeper in the higher grade, “fresher” ore.

Jacobina

Operating earnings for the mine were $2.2. million for the 9 months since acquisition. Operating loss for the fourth quarter were $1.5 million compared to $1.1 million for the previous quarter.

During the nine months since acquisition 64,102 ounces of gold were sold at an average price of $618 per ounce resulting in overall sales of $39.6 million. Gold sales in ounces and dollars for the fourth quarter were 19,867 ounces and $12.1 million, respectively compared to 20,221 ounces and $12.4 million in the third quarter.

A total of 62,534 ounces of gold were produced at the mine during the 9 months since acquisition at an average cash cost of $327. During the fourth quarter of 2006, 20,880 ounces were produced at an average cash cost of $332 compared to 19,321 ounces and $317 for the previous quarter.

The average mine recovery rate during the 9 months since acquisition was 94.2%.

The average ore grade for the 9 months since acquisition was 1.91 g/t.

Inventory of gold as at December 31, 2006 at the mine consisted of approximately 7,500 ounces of gold of which 115 ounces were finished product and the remaining ounces were in-circuit inventory and gold in process.

The year end 2006 mineral reserves at Jacobina are 1.2 million ounces at a grade of 2.14 g/t. Measured and Indicated Resources (including reserves) are 2.9 million ounces grade 2.26 gram/tonne Au and the inferred resources are 4.2 million ounces at a grade of 2.84 g/t. A large percentage of the inferred resources and Indicated Resources are at Canavieiras located approximately 4 kilometres from the mill. As this material is significantly higher grade it should assist in lowering unit costs. The Company is prioritizing the exploration and development of this area.

As part of a two phase expansion, Yamana plans to complete an expansion of the Jacobina processing plant to a capacity of 8,500 tonnes per day by late 2008. The final throughput rate will be dependent on converting the large inferred and indicated resource at Canavieiras to reserves and determining the full potential at Canavieiras can be fully realized. The Company continues to evaluate the impact on production as a result of the collapse of certain sill pillars at historical mine workings at João Belo. Production shortfalls in Jacobina are expected particularly in the first quarter of 2007 as the company conducts health and safety checks of other areas and improves air blast and ventilation procedures for the health and safety of its mine workers. Development work continues unaffected by this and it is expected that Jacobina will be producing at the expected annualized level of 150,000 ounces per year by the end of 2007. Any production shortfall in 2007 is expected to be offset by additional production at the Company’s other mines.

Gualcamayo Project

This property located in the San Juan Province of Argentina was one of the properties held by Viceroy Exploration Ltd. which the Company acquired in a step-up acquisition from October 13, 2006 to December 31, 2006.

Prior to the acquisition, work had been done on the completion of an Environmental Impact Statement which was finished in late 2006 and submitted to the San Juan authorities. The Company expects that it will receive notification on the permit by June 2007. Receipt of the required Environmental Impact Statement will allow construction to commence immediately.

The Company completed an updated resource for the Quebrada Del Diablo (“QDD”) area in September 2006, which outlined 2.1 million ounces of measured and indicated resources. , The QDD area will form the basis of the feasibility study expected before the second quarter of 2007. The Amelia Ines/Magdalena deposit is located 800 metres to 1,200 metres west of the QDD zone. A feasibility study for this area will be completed during the third quarter of 2007. As this material is significantly higher grade than QDD, the Company is studying the potential of mining and processing this material in the 2nd year of operation for at least six years.

During 2006, the Company discovered a high-grade, multi-metre wide zone below QDD called the QDD Lower West Zone. This zone is currently being accessed by an exploration decline so that bulk sampling and delineation/exploration drilling can be completed. The metallurgical tests and resource estimate will be used to complete a Preliminary Economic Evaluation (PEE) during the 4th quarter of 2007 with a feasibility study to follow early in 2008. Currently the Company is studying the potential for mining and processing the higher grade material in Year 3 of the mine life.

The Company expects to produce 200,000 ounces of gold per year with a mine life of 10 years.

San Andrés

Operating earnings for the mine for the ten months since acquisition were $8.4 million.

During this period 54,624 ounces of gold were sold at an average price of $614 resulting in overall sales of $33.3 million. Gold sales in ounces and dollars for the fourth quarter were 16,260 and $10.1 million, respectively compared to 14,578 and $9 million in the third quarter.

A total of 56,792 ounces of gold were produced at the mine during ten months since acquisition at an average cash cost of $342. During the fourth quarter of 2006, 18,298 ounces were produced at an average cash cost of $349 compared to 14,685 ounces and $386 for the previous quarter.

The average mine recovery rate during the ten months since acquisition was 85.6%. For the fourth quarter the rate was 79.3% compared to 80% for the previous quarter.

The average ore grade for the ten months since acquisition was 0.66. The grade for the fourth quarter of g/t.

Inventory of gold as at December 31, 2006 at the mine consisted of approximately 5,400 ounces of gold of which 3,100 ounces were finished product and the remaining 2,300 ounces were in-circuit inventory and gold in process. Annual production from San Andrés is targeted at between 70,000 and 80,000 ounces for 2007.

Over 20,600 m of drilling in 131 holes were drilled in 2006. A resource and reserve estimate completed by Scott Wilson Roscoe Postle calculated Proven and Probable Reserve of 499,000 ounces. It is significant to note that there is a large indicated resource of 790,000 outside of the current designed pit limits. The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential of dramatically increasing the mine life or increasing annual production.

The country of Honduras is currently revising their mining law. The Company supports this endeavour and looks forward to participating in the process with stakeholders and the government.

Fazenda Brasileiro Mine

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately 80,000 ounces per year. Fazenda Brasileiro has a history of more than replacing ounces mined.

Operating earnings for the mine were $10.4 million for the year compared to $4 million for the year ended December 31, 2005 and $10.4 million for the ten month period ended December 31, 2004. This represents an increase in 2006 operating earnings over the previous year of $6.4 million or 160%. Operating earnings for the fourth quarter were $2.7 million compared to $3.1 million for the previous quarter and $1.1 million for the fourth quarter of the prior year.

During the year, 75,321 ounces of gold were sold at an average price of $603 resulting in sales of $45.4 million. This compares to sales of $31.7 million on 72,074 ounces of gold sold at an average price of $439 for the year ended December 31, 2005 and sales of $32.3 million for the ten month period ended December 31, 2004. Gold sales in ounces and dollars for the fourth quarter were 20,574 and $12.8 million, respectively compared to 19,835 and $12.1 million in the third quarter. In the fourth quarter of 2005, 19,257 ounces were sold resulting in revenues of $9.2 million.

A total of 76,413 ounces of gold were produced at the mine during 2006 at an average cash cost of $350 per ounce. This compares to 74,570 ounces produced during the year ended December 31, 2005 at an average cash cost of $320 per ounce. During the ten month period ended December 31, 2004, 78,168 ounces of gold were produced at an average cash cost of $205.

During the fourth quarter of 2006, 20,443 ounces were produced at an average cash cost of $357 compared to 18,569 and $356 per ounce for the previous quarter or 17,810 and $357 in the fourth quarter of 2005.

An aggregate of 1 million tonnes were milled through the CIP circuit during the year in comparison to 1.1 million tonnes milled during the comparative year ended December 31, 2005. An aggregate of 0.8 million tonnes were milled during the ten month period ended December 31, 2004.

The average mine recovery rate during the year was 92% compared to an average rate of 89.3% during the year ended December 31, 2005 and 91.9% during the ten month period ended December 31, 2004.

The average ore grade for the year of 2.63 g/t increased by 7.8% compared to the ore grade of 2.44 g/t for the comparative year ended December 31, 2005. The average ore grade for the ten month period ended December 31, 2004 was 3.13 g/t.

Inventory of gold as at December 31, 2006 at the mine consisted of approximately 7,800 ounces of gold of which 3,000 ounces were finished product and the remaining 4,800 ounces were in-circuit inventory and gold in process.

Target production for 2007 is 80,000 to 85,000 ounces.

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine:

	December 31, 2006 (12 months)		December 31, 2005 (12 months)		December 31, 2004 (12 months)
	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.
Mining	$ 191	55%	$ 170	53%	$ 107	49%
Milling	103	29%	97	30%	63	29%
General and admin	44	13%	41	13%	37	17%
Other (i)	12	3%	12	4%	11	5%
Total	$ 350	100%	$ 320	100%	$ 218	100%

(i) Includes by-product revenues

Fazenda Nova Mine

The Fazenda Nova Mine is an open pit heap leach mine constructed in fiscal year ended December 2004 at a cost of approximately $6.5 million before the capitalization of pre-operating costs. Commercial production at the Fazenda Nova Mine was declared May 1, 2005.

Operating earnings for the mine were $3.8 million for the year compared to $4.7 million for the 8 months after commercial production was declared May 1, 2005. This represents a decrease in 2006 operating earnings over the period of commercial production in 2005 of $0.9 million. Operating earnings for the fourth quarter were $0.3 million compared to an operating loss of $0.5 million for the previous quarter or operating earnings of $3.7 million for the fourth quarter of the prior year.

During the year 28,484 ounces of gold were sold at an average price of $599 resulting in sales of $17.1 million. This compares to sales of $14.5 million on 31,698 ounces sold at an average price of $458 in the 8 months of commercial production in 2005. Gold sales in ounces and dollars for the fourth quarter were 6,816 and $4.2 million, respectively, compared to 8,809 ounces and $3.7 million in the third quarter. In the fourth quarter of 2005, 15,463 ounces were sold resulting in revenues of $7.5 million.

A total of 29,843 ounces of gold were produced at the mine during 2006 at an average cash cost of $294. This compares to 28,780 ounces produced during the 8 months after commercial production was declared in 2005 at an average cash cost of $208. Cash costs per ounce in 2006 are $86 higher than 2005, an increase of 41%. During the fourth quarter of 2006, 7,853 ounces were produced at an average cash cost of $305 compared to 6,548 and $306 for the previous quarter or 12,740 and $177 in the fourth quarter of 2005.

An aggregate of 1.9 million tonnes were stacked on the heap leach pads during 2006 compared to 1.6 million tonnes that were stacked the previous year.

The average mine recovery rate during the year was 82.1% compared to an average rate of 81% during the 8 months of commercial production in 2005.

The average ore grade for the year of 0.66 g/t decreased by 24% compared to the ore grade of 0.87 for the 8 months of commercial production in 2005.

Inventory of gold as at December 31, 2006 at the mine consisted of approximately 4,200 ounces of gold of which 124 ounces were finished product and the remaining ounces were in-circuit inventory and gold in process. Quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time.

The target production for 2007 is 15,000 to 20,000 ounces. The Company plans to explore at the mine site during 2007 to try and increase the mine life. However current mining reserves will be exhausted in the third quarter of 2007 and current plans are for the Company to close the mine and reclaim the site. The Company has recorded an impairment of $3.7 million in respect to the Fazenda Nova Mine during the year.

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Nova Mine for the current period:

	2006		2005(ii)
	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.
Mining	$113	38%	$69	33%
Crushing, agglomeration and stacking	76	26%	63	30%
Leaching and solution neutralization, recovery plant	43	15%	31	15%
General and administrative	35	12%	22	11%
Other (i)	27	9%	23	11%

Total	$294	100%	$208	100%

(i)   Includes by-product revenues
(ii)  Commercial production began May 1, 2005

8.  Liquidity and Capital Resources

Cash and cash equivalents as at December 31, 2006 were $69.7 million compared to $151.6 million as at December 31, 2005. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs and exploration expenditures.

Cash on hand as at December 31, 2006 decreased from the prior year. The main cash inflows and outflows contributing to the change were:
▪	$170 million in net proceeds from a public share equity issue that closed in May 2006;
▪	repayment of the Notes Payable;
▪	cash from Company acquisitions;
▪	expenditures on mineral properties, property, plant and equipment; and

▪	expenditures on assets under construction.

Working capital decreased to $53 million compared to $134.6 million as at December 31, 2005 and $88.9 million as at December 31, 2004.

Operating Cash Flow

Cash flow generated from operations before changes in non-cash working capital items for the year was $40.2 million compared to $6.4 million for the comparative year ended December 31, 2005 an increase of approximately 530%, cash flows for the ten month period ended December 31, 2004 were $9.3 million. Changes in non-cash working capital items for the year were a cash outflow of $43.4 million.

Cash flow from operations for the year consists of operating results from the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the São Francisco Mine as of August 1, 2006, the Jacobina Mine acquired as of April 6, 2006 and the San Andrés Mine acquired as of February 28, 2006.

Cash flow from operations for 2005 consists of operating results from the Fazenda Brasileiro Mine and the Fazenda Nova Mine as of May 1, 2005. Cash flow from operations for the comparative ten month period ended December 31, 2004 consisted solely of operating cash flows from the Fazenda Brasileiro Mine.

Financing Activities

Cash inflows and outflows from financing activities for the year ended December 31, 2006 were $97.9 million and included the following:

▪	$170 million of net proceeds received on the issue of common shares issued in May;
▪	$22.8 million from the exercise of options and share appreciation rights;
▪	$28.4 million from the exercise of warrants;
▪	Repayment of debt and long term liability in the amount of $115.4 million; and
▪	Dividends paid of $2.9 million of a total of $6.3 million of dividends declared during the year.

Financing activities for the comparative year ended December 31, 2005 of $250.4 million included the issue of shares and warrants for cash and a draw down under the terms of the Long Term Notes Payable.

In May 2006, the Company issued 17.4 million shares for net proceeds of $170 million. Also in May, as part of the agreement for the prepayment of the Notes Payable, the debt holder exercised 5 million warrants for cash in the amount of $19.8 million.

In the prior year the Company raised net proceeds of $105.3 million through a share equity issue. As well, $41.3 million was raised through the early exercise of publicly traded warrants.

In May 2006, the Company prepaid the Notes Payable with a portion of the funds raised from the public issue of shares earlier in the month. This debt had been established in April 2005 when the Company drew down on a $100 million debt facility for the development of the Chapada copper-gold project. Prior to the repayment of this debt, interest and amortization of the deferred financing fees were capitalized to the construction project. At the time of repayment of the debt facility the unamortized balance of deferred financing fees and prepayment charges were expensed.

During December 2006, the Company entered into a $200 million revolving credit facility with a syndicate of banks. The credit facility, which is secured by a share pledge of the Company’s principal subsidiaries, excluding Jacobina and Viceroy, matures in 2011 and includes a $100 million reduction in availability in the last year. Amounts drawn under the facility bear an interest rate of LIBOR plus 1.10% to 1.84% per annum depending on the Company’s Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.375% to 0.631% per annum dependant on the Company’s Debt to EBITDA ratio. As at December 31, 2006, the Company had not drawn any amounts under the facility.

The Company declared cash dividends of $0.01 per common share for each of the third and fourth quarters. The amount and timing of any dividends is within the discretion of the Board of Directors. The Board of Directors reviews the dividend policy periodically based on cash requirements of operating assets, exploration and development activity as well as potential acquisitions, combined with our current and future projected financial position.

Investing Activities

Cash flow from investing activities includes expenditures on property plant and equipment fixed assets, mineral properties and construction. A cash outflow from investing activities of $179 million for the year consisted of construction related expenditures of $126.7 million, expenditures on mineral properties of $64.8 million, and property, plant and equipment acquisitions of $27.8 million and additions to other assets of $26.5 million net of additional cash on business acquisition of $66.8 million.

In 2005 investing activities totalled $192.6 million, of which capital expenditures were $161 million, as indicated below. Other investing activities included $19 million which had been advanced to RNC Gold Inc. and $12.6 million expended on other assets.

For the ten month period ended December 31, 2004 there was an outflow of $27.1 million of which $26.5 million was for capital expenditures.

The Company has allocated $130-150 million for capital expenditures excluding potential construction expenditures for 2007. Construction expenditures may be in the range of $125-145 million. Capital expenditures for 2007 will be funded by existing cash balances and operating cash flows.

9.  Capitalization

Shareholders’ equity as at December 31, 2006 was $1.7 billion compared to $315 million as at December 31, 2005.

Share Capital

As at December 31, 2006, the Company had 344.6 million (December 31, 2005 - 191.3 million; December 2004 - 122.3 million) common shares outstanding. The weighted average shares outstanding for the fiscal year end December 31, 2006 was 276.6 million common shares.

The Company issued a total of 153.3 million common shares during the year, 5.8 million shares in connection with the acquisition of RNC Gold Inc., 63.9 million shares in connection with the acquisition of Desert Sun Mining Corp., 50.2 million in connection with the acquisition of Viceroy Exploration Ltd., 17.4 million shares from a public offering and an additional 16 million common shares in respect to the exercise of stock options, warrants and compensation.

Warrants

As at December 31, 2006, the Company had a total of 16.9 million (December 31, 2005 - 5.3 million; December 2004 - 43.4 million) share purchase warrants outstanding with an average exercise price of C$8.66 per share. Expiry dates on share purchase warrants range from July 2007 to May 2011, and exercise prices range from C$4.17 to C$19.08. All outstanding warrants were exercisable at an average weighted exercise price of C$8.66 per share (December 31, 2005 - C$4.43 per share; December 2004 - C$1.78 per share). The weighted average remaining life of warrants outstanding was 2.6 years (December 31, 2004 - 3.9 years; February 29, 2004 - 3.7 years).

During 2006 the Company issued 19.9 million warrants, of which 15 million related to warrants outstanding in the companies that were acquired. The remaining 4.9 million were issued to the debt holder at the time the Notes Payable were repaid.

In 2006 7.6 million warrants were exercised and 0.7 million expired.

In the money warrants as at March 20, 2006 would bring in additional $53 million into treasury.

Shares to be Issued

At December 31, 2006 there were 4.4 million shares to be issued in connection with the acquisition of Viceroy Exploration Ltd. These shares were issued on January 3, 2007.

Stock Options and Share Incentive Plan

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company granted 9.2 million options to employees, officers and directors during the current fiscal year. A total of 2.8 million stock options were granted during the comparative period ended December 31, 2005 and 1.3 million stock options were granted during the ten month period ended December 31, 2004.

A total of $38.5 million was charged to operations as stock-based compensation in 2006 with an off-setting credit to contributed surplus in respect to the options issued under the Share Incentive Plan during the year.

In 2006 a total of 9.6 million options were exercised. A total of 1.5 million (December 31,
2004 - 41,000) stock options under the Share Incentive Plan were exercised during 2005.

A total of 16.1 million (December 31, 2005 - 7.95 million; December 31, 2004 - 6.66 million) stock options were outstanding as at December 31, 2006 of which 15.9 million were exercisable (December 31, 2005 - 7.95 million; December 31, 2004 - 6.5 million). Stock options outstanding as at December 31, 2006 had a weighted average exercise price of C$7.27 per share (December 31, 2005 - C$2.67; December 31, 2004 - C$2.04 per share) and a weighted average life of 4.55 years (December 31, 2004 - 8.16 years; December 31, 2004 - 8.28 years).

In the money options as at March 20, 2006 would bring $92.7 million into treasury.

10.  General and Administrative Expenses

General and administrative expenses were $24.4 million for the year ended December 31, 2006 which compares to $10.4 million for the comparative year ended December 31, 2005 and $6.2 million for the ten month period ended December 31, 2004. General and administrative expenses for the fourth quarter were $10.6 million.

General and administrative expenses have increased as a result of growing operations as the Company continues to build its infrastructure and personnel relating to the construction of the São Francisco and Chapada mines and the three corporate acquisitions completed during the year. This includes an increase in personnel head count and associated facilities and costs. As well, in 2006 the Company has expended considerable time, effort and financial resources to meet its objective of being SOX compliant.

11.  Foreign Exchange

In 2006 the Company recognized a foreign exchange gain of $0.4 million compared to a $0.4 million gain for the comparative period ended December 31, 2005 and $1.8 million for the ten month period ended December 31, 2004.

The Company translates non US Dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, an unrealized foreign exchange gain is recognized during periods when the Canadian Dollar and/or the Real appreciate vis-à-vis the US Dollar on a net monetary asset position and an unrealized foreign exchange loss is recognized when the Canadian Dollar and/or Real appreciate vis-à-vis the US Dollar on a net monetary liability position.

The Cdn-US Dollar exchange rate as at December 31, 2006 was 1.1653 compared to an exchange rate as at December 31, 2005 of 1.163 (1.202 as at December 31, 2004). Although the year end rates where basically the same, conversion of currency during the year was subject to fluctuations in the exchange rates.

The Real-US Dollar exchange rate as at December 31, 2006 was 2.138 compared to 2.3407 as at December 31, 2005 and 2.6544 as at December 31, 2004. This represents an increase in the value of the Real of 9.5% during 2006.

The Company’s revenues are denominated in US dollars. However, the Company’s mine operating expenses are incurred predominantly in Brazilian Reais and to a lesser extent in Canadian dollars, US dollars and Honduras Lempiras. Accordingly, fluctuations in the exchange rates could significantly impact the results of operations. For as long as this environment of a strong Real continues, the Company plans to hold the majority of its excess cash in Canadian dollars and Brazilian Reais.

As at year end, the Company held US$1.8 million, C$43.7 million, R$45.2 million, ARG$ 17.9 million and LEM 63.2 million.

Subsequent to the year end the Company entered into certain hedge contracts where the value of the Real has been fixed against the US Dollar. These hedges are further described in Section 16.

12.  Investment Income

Interest rates in Brazil continue to be higher than rates in North America. Consequently, the Company continues to hold cash balances in Brazil to take advantage of these high local rates. An aggregate of $5.3 million of investment income was earned during the year, of which $2 million was earned in Brazil. Cash held in Brazil as at December 31, 2006 was $21.1 million. Average cash cost balances were higher in 2006 than 2005 and higher rates were achieved in Canada in 2006 compared to 2005.

13.       Income Taxes

The Company recorded an income tax recovery of $25 million for the year. The current year income tax provision mainly reflects a future income tax recovery of $31.1 million. This recovery was booked mainly on the recognition of tax losses available to be used against future income taxes payable in Canada and in Brazil. This compares to a tax recovery of $4.3 million for the period ended December 31, 2005 and an expense of $1.8 million recognized for the comparative ten month period ended December 31, 2004.

The consolidated balance sheet reflects recoverable tax instalments in the amount of $2.2 million and an income tax liability of $3.9 million. Additionally, the balance sheet reflects a future income tax asset of

$53.8 million and a future income tax liability of $305.4 million. A total of $309.5 million was recorded on the step-up to fair market on the net assets acquired on business acquisitions.

The Company has reduced its future income tax valuation allowance with the operations from the São Francisco mine and Chapada coming on stream. An approximate total of R$42.3 million of tax losses are available for carry-forward in Brazil. These losses will be used against future taxable income from the São Francisco and Chapada mines.

As the Real strengthened by 9% throughout the year vis-à-vis the US Dollar, from a rate of 2.34 as at December 31, 2005 to a rate of 2.138 as at December 31, 2006, a future income tax expense of approximately $7.8 million arose in Brazil on the revaluation of US Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. Inter-corporate debt substantially increased  during the year as funds raised by the issue of shares were sent to Brazil, thus increasing the US Dollar inter-corporate debt and cash on hand in Reais.

The income tax expense reported from period to period will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Additionally, approximately C$11.8 million of tax losses are available for carry-forward in Canada. The Company expects to use these losses against future income taxes payable that will arise from inter-corporate interest income.

The Company’s combined federal and provincial statutory tax rate was 36.12% (December 31, 2005 - 36.12%; December 31, 2004 - 36.12%). There are a number of factors that will affect the Company’s effective tax rate including the non-recognition of tax assets, foreign currency gains and losses. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 21 to the consolidated financial statements.

14.  Closure and Reclamation Costs

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

The initial fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente were recorded as a liability on acquisition in fiscal February 29, 2004. The initial fair value of estimated reclamation and closure expenses for the Fazenda Nova Mine were recorded as a liability in fiscal December 31, 2004.

The fair value of estimated reclamation and closure expenses of $3.2 million for the São Francisco Mine and that of the Chapada project have been recorded in 2005 with a corresponding amount capitalized to mine development costs. For those mines acquired in 2006 a review of the fair value of the closure and reclamation costs estimates was performed and balances were adjusted as required. A total of $4.7 million of site reclamation liability were assumed on business acquisitions during the year.

Accretion charged to 2006 earnings was $0.6 million resulting in a balance as at December 31, 2006 of $18.7 million (December 31, 2005 - $8 million).

15.  Contractual Commitments

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at December 31, 2006:

Year	2007	2008	2009	2010	2011 and thereafter
Mine operating and service contracts:
Fazenda Brasileiro	$3,120	$476	$20	$-	$-
Fazenda Nova	6,788	2,512	1,736	723	-
Chapada	13,223	6,836	2,675	-	-
São Francisco	8,767	948	392	392	1,569
Jacobina	18,642	3,622	189	-	-
Gualcamayo	7,122	99	-	-	-
Other	1,921	521	520	520	157
	$59,583	$15,014	$5,532	$1,635	$1,726

16.  Currency Hedging

Subsequent to year end the Company has entered into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly sales beginning in February 2007 through to February 2010.

17.  Copper Hedging Program

The Company implemented an economic copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company’s exposure to copper prices, thus protect future earnings and cash flows from a decline in the market price of copper.

This program is a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

This program increases operating cash flow from Chapada above feasibility study levels without removing the upside from significantly higher copper prices. As such, it also mitigates against certain cost increases primarily resulting from the appreciation of the Brazilian currency to the United States Dollar as it increases forecast revenue. It ensures that revenue from copper at the Chapada mine will be at much higher levels than assumed in the feasibility study and mine plan for the Chapada mine. To the extent that the copper is produced in quantities equal to or greater than the hedged pounds under the forward contracts, then at the closing of the forward contract, any obligation under the contracts is economically offset against the additional revenue derived from the physical production.

Benefits of the hedging program include:

•	Providing support for the payback of Chapada which at $1.00 per pound of copper price and $400 per ounce of gold price has a two year payback;
•	Increasing the value of Chapada and thereby the net asset value per share of the Company;
•	Ensuring that the Company participates in higher copper prices especially for the balance of its copper production;
•	Ensuring that the Company fully participates in any increase in gold prices from its significant gold production at Chapada as no gold is being hedged;
•	Better positioning the Company and Chapada as a significant gold producer as copper is monetized into cash; and
•	As copper is monetized, that cash flow will be available for development and acquisition of other gold projects.

Non-hedging derivative instruments are recorded at fair value. Fair value of copper derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market gain of $1.2 million for the quarter ended December 31, 2006 and a mark-to-market loss of $35.8 million on a year-to-date basis (December 31, 2005 - $8.6 million loss). As at December 31, 2006, the aggregate unrealized loss on the copper derivatives was $44.4 million.

These economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty.

The formal requirements under generally accepted accounting principles may have permitted this arrangement as a hedge if cash flows from sales come from copper solely. Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is disallowed. Accordingly, changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until which time the contracts are closed in January 2009. The unrealized mark-to-market loss represents the value on cancellation of these contracts based on market values as at December 31, 2006 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses nor does it represent an economic obligation for the Company.

The Company continues to evaluate the benefit of further hedging a portion of 2009 forecast production.

18.  Off-take Agreements

The Company has agreed to terms relating to off-take agreements with smelters for up to 160,000 tonnes of copper-gold concentrate in 2007 from Chapada securing a “home” for a large portion of production. Arrangements that have been made are designed to ensure that in the event that future smelter capacity does not increase to meet copper-gold concentrate production, it will not affect the Company’s ability to sell its concentrate. Treatment and refining charges for a portion of the concentrate will be set as a percentage of the copper price, providing price protection at lower copper prices. Payment for concentrate will be based on future commodity prices as concentrate is shipped to the smelters.

Production from the Chapada copper-gold mine is forecast at an average of 134 million pounds payable copper and 135,000 ounces payable gold per year in concentrate for the first five years of operation and for total life of mine production of 2 billion pounds of copper and 1.3 million ounces of gold. Of the total gold production approximately 675,000 ounces is forecast in the first five years with 365,000 ounces of gold in the first two years. Production in the first two years is targeted at 290 million pounds payable copper.

19. Related Party Transactions

The Company paid or accrued directors’ fees of $233,500 during the year and $67,300 during the fourth quarter. These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value. Total related party transactions for the comparative period ended December 31, 2005 were $243,300 and for the ten month period ended December 31, 2004 were $179,200.

Stock options granted to non-executive directors during the year were 2.1 million.

20.  Contingency

(a)
A sales tax audit was completed by Brazilian state tax authorities which could result in a liability, including penalties or a potential loss of recoverable Brazilian sales tax credits, that have been recorded as receivables, of approximately $1.3 million including penalties that have been recorded as receivables. The Company has not recorded the potential negative impact of the results of the sales tax audit as at December 31, 2006 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

(b)
The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be $17.2 million which has been accrued as at December 31, 2006. The Company will continue to monitor the issue in the future Adjustments if any, will be recorded if circumstances change or the matter is settled.

21.  Fourth Quarter Analysis

Consolidated net earnings for the quarter ended December 31, 2006 was $6.1 million (after recognizing an income tax recovery in the quarter of $19.3 million) compared to a loss of $73,000 for the period ended December 31, 2005 and to net earnings of $0.8 million for the comparative quarter ended December 31, 2004.

Adjusted net earnings for the quarter included the following non-cash expenses: foreign exchange losses, stock-based compensation, gain on commodity contracts and future income tax expense in foreign currency translation of intercorporate debt. Adjusted net earnings (a non-GAAP measure) for the quarter were $23 million before income tax effects and $0.5 million after tax effecting the adjustments. This compares to an adjusted earnings for the comparative quarter ended December 31, 2005 of $3.3 million.

Earnings per share for the quarter were $0.02. This compares to a loss per share of $0.00 for the comparative quarter ended December 31, 2005. Earnings per share adjusted for the above mentioned non-cash items was $0.00 per share. This compares to adjusted act earnings per share of $0.02 for the comparative quarter ended December 31, 2005.

Revenues for the fourth quarter were $60 million from the sale of 97,240 ounces of gold. This compares to $16.7 million for the comparative quarter ended December 31, 2005 based on a total of 34,720 ounces of gold sold by the Fazenda Brasileiro and Fazenda Nova mines. Sales for the comparative quarter ended December 31, 2004 were $10.3 million from the sale of 23,982 ounces of gold which was solely by the Fazenda Brasileiro Mine.

The average gold price realized during the fourth quarter was $619 per ounce. This compares to an average spot price of $604 per ounce of gold for the same period.

Mine operating earnings for the quarter were $8.9 million compared to $9.5 million for the third quarter ended September 30, 2006 and $4.8 million for the comparative quarter ended December 31, 2005, an increase of 54% and 204%, respectively.

In the fourth quarter of 2006 the Company recognized a foreign exchange loss of $5.8 million which compares to a $3.1 million loss in the fourth quarter of 2005.

Gold production for the fourth quarter totalled 112,444 compared to 88,781 ounces of gold produced in the period ended September 30, 2006 and 31,762 ounces in the comparative period ended December 31, 2005. Commercial production for the same periods was 104,563 ounces, 79,912 ounces and 30,550 ounces respectively. The increase in the fourth quarter production was primarily from São Francisco, which had declared commercial production on August 1, 2006.

Production at São Francisco was positively affected by the grade of ore processed, which increased by 28% from an average of 0.58 g/t during the third quarter to an average of 0.74 g/t for the fourth quarter and the recovery percentage, which increased from 60.6% to 67.1% in the fourth quarter. Production for the fourth quarter at the Fazenda Brasileiro Mine also increased as grade increased by 10% from an average of 2.54 g/t during the third quarter to an average of 2.81 g/t for the fourth quarter.

Average cash costs for the quarter were $321 compared to $337 for the quarter ended September 30, 2006 and $282 for the comparative quarter ended December 31, 2005. The increase in average cost between the last quarter of 2006 and the last quarter of 2005 is partly due to a stronger Reais and higher prices of operating inputs that are tied to commodity prices.

Inventory increased during the fourth quarter as stacking of ore onto the heap leach pads began at the São Francisco Mine and the build up of copper/gold concentrate and operating inventory and supplies at Chapada.

The table below presents selected quarterly financial and operating data:

(Unaudited)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006

Financial results (in thousands of dollars)
Revenue (i)	$59,951	$50,299	$41,882	$17,074
Net earnings (loss) for the period	$6,141	$(12,085)	$(58,312)	$(5,907)

Per share financial results
Basic and diluted earnings (loss) per share	$0.02	$(0.04)	$(0.21)	$(0.03)

Financial Position (in thousands of dollars)
Total assets	$2,181,192	$1,433,890	$1,448,069	$529,954
Total long-term liabilities	$364,141	$181,535	$186,389	$134,426

Gold sales (ounces): (iii)
Brazil
Fazenda Brasileiro	20,574	19,835	19,803	15,109
Fazenda Nova	6,816	6,140	6,044	9,484
São Francisco	33,723	21,828	-	-
Jacobina	19,867	20,221	24,014	-
Total Brazil	80,980	68,024	49,861	24,593
Central America San Andrés	16,260	14,578	17,319	6,327
Sales from operations held for sale La Libertad	-	-	6,508	-
	97,240	82,602	73,688	30,920

Gold production (ounces):
Commercial production:
Fazenda Brasileiro	20,443	18,569	19,658	17,743
Fazenda Nova	7,853	6,548	5,893	9,549
São Francisco	37,089	20,789	-	-
Jacobina	20,880	19,321	22,333	-
Total Brazil	86,265	65,227	47,884	27,292
Central America San Andrés	18,298	14,685	17,082	6,727
Commercial production	104,563	79,912	64,966	34,019
Pre-operation production
São Francisco		8,869	12,194	1,187
Chapada	7,881	-	-	-
	112,444	88,781	77,160	35,206
Pro-forma adjustments:
Pre-acquisition production
San Andrés	-	-	-	13,987
Jacobina	-	-	-	18,974
La Libertad	-	-	-	4,287
Post acquisition production from operations sold - La Libertad	-	-	5,929	2,504
Total pro-forma production	-	-	5,929	39,752
Total production	112,444	88,781	83,089	74,958

Non-GAAP Measures (iv)
Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Brazil
Fazenda Brasileiro	$357	$356	$334	$353
Fazenda Nova	$305	$306	$392	$216
São Francisco	$284	$314	-	-
Jacobina	$332	$317	$331	-
Average Brazil	$315	$325	$340	$305
Central America San Andrés	$349	$386	311	$271
Average production cost	$321	$337	$332	$290

Average gold price realized: (i),(iii)
Brazil
Fazenda Brasileiro	$618	$615	$628	$552
Fazenda Nova	$628	$610	$633	$567
São Francisco	$620	$613	$-	$-
Jacobina	$619	$620	$628	$-
Average Brazil	$620	$615	$629	$557

Central America San Andrés	$614	$615	$626	$553
Average price realized	$619	$615	$628	$555

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	2.80	2.54	2.80	2.40
Fazenda Nova	0.57	0.63	0.60	0.89
São Francisco	0.74	0.58	-	-
Jacobina	1.91	1.72	2.03	-
Central America San Andrés	0.63	0.63	0.68	0.74

Gold recovery rate (%):
Fazenda Brasileiro	93.6	93.0	93.0	88.2
Fazenda Nova	93.3	70.0	65.0	80.0
São Francisco	67.2	60.6	-	-
Jacobina	95.3	93.6	93.8	-
Central America San Andrés	79.3	80.0	98.1	88.6

	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005

Financial results (in thousands of dollars)
Revenue (i)	$16,655	$10,749	$10,785	$7,850
Net earnings (loss) for the period	$(73)	$3,246	$(7,576)	$292

Per share financial results
Basic and diluted earnings (loss) per share	$(0.00)	$0.02	$(0.06)	$0.00

Financial Position (in thousands of dollars)
Total assets	$468,446	$345,206	$289,433	$177,902
Total long-term liabilities	$122,030	$118,557	$113,586	$8,924

Gold sales (ounces): (iii)
Fazenda Brasileiro	19,257	16,137	18,131	18,549
Fazenda Nova	15,463	8,809	7,426	-
	34,720	24,946	25,557	18,549

Gold production (ounces):
Commercial production:
Fazenda Brasileiro	17,810	19,558	18,143	19,059
Fazenda Nova	12,740	10,364	5,676	-

	30,550	29,922	23,819	19,059

Pre-operating production:
Fazenda Nova	-	-	2,150	5,229
São Francisco Pilot Plant	1,212	1,033	1,376	1,222
	1,212	1,033	3,526	6,451
Total production	31,762	30,955	27,345	25,510

Non-GAAP Measures (iv)
Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Fazenda Brasileiro	$357	$332	$330	$263
Fazenda Nova	$177	$215	$265	$-
	$282	$291	$314	$263

Average gold price realized: (i),(iii)
Fazenda Brasileiro	$483	$436	$426	$427
Fazenda Nova	$487	$433	$427	$-
	$485	$435	$426	$427

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	2.31	2.47	2.33	2.66
Fazenda Nova	0.87	0.86	0.90	-

Gold recovery rate (%):
Fazenda Brasileiro	88.3	89.6	89.6	90.4
Fazenda Nova	90.0	78.0	83.0	-

(i)   Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)  Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iii) During commercial production.
(iv) A cautionary note regarding non-GAAP measures follows this Management’s
  Discussion and Analysis of Operations and Financial Condition.
(v)  Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the quarter ended December 31, 2006 include an unrealized non-cash gain on commodity contracts of $1.2 million (December 31, 2005 - loss of $8.6 million).

General and administrative expenses for the quarter were $10.6 million compared to $4.1 million for the comparative quarter ended December 31, 2005 and $5.1 million for the quarter ended September 30, 2006. The increase in general and administrative expenses during the quarter is due to unanticipated year end accruals, corporate transaction expenses and the impact of São Francisco in commercial production.

22.  Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

23.  Reserve Estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are prepared and reviewed by Evandro Cintra, Vice-President Exploration, who is a “qualified person”.

As at December 31, 2006, the Company had proven and probable reserves of 6.8 million contained ounces of gold, an increase of 1.6 million contained ounces from the previous year end, primarily as a result of the acquisition of the Jacobina and San Andrés mines. The primary changes in proven and probable reserves were:

Increase in contained
ounces (000’s)

Jacobina	1,185
San Andrés	499

Reserves as at December 31, 2006 were estimated using a gold price of $425-$475 per ounce except for the very small reserve at Fazenda Nova where $550 was used) compared to $425 used to calculate reserve estimates as at December 31, 2005.

Mine / Project	Gold price per oz. / price per lb.

	2006	2005
Jacobina	$475	-
San Andrés	$ 450	-
Fazenda Brasileiro	$ 450	$ 425
Chapada	450/$ 1.10	$ 425/$ 1.00
São Francisco	$ 450	$ 425
São Vicente	$ 427.50	$ 425
Fazenda Nova	$ 550	$ 500
C1 Santa Luz	$ 425	$ 425
Ernesto	$ 450	$ 450

Proven and probable reserves for the São Francisco Mine of 1.42 million contained ounces are moderately higher than last year. Exploration activities during the year replaced production. Current resource estimates include 1.87 million ounces of measured and indicated resources plus an addition of 1.44 million ounces of inferred resources. This compares to 1.7 million ounces of measured and indicated resources plus an addition of 0.9 million ounces of inferred resources as at December 31, 2005. Furthermore, bulk samples and production experience at São Francisco suggest actual grades may exceed drill indicated grades due to the coarse gold effect.

The year end proven and probable reserves at the Fazenda Brasileiro Mine as at December 31, 2006 were 254,900 ounces of gold (December 31, 2005 - 206,700 ounces). Reserves have increased by 48,200 contained ounces despite having produced approximately 76,000 contained ounces during the year. Total measured and indicated resources at year end were 434,900 contained ounces only slightly below 2005. The Company plans to continue an exploration program to expand the resources and reserves and increase the mine life.

As at December 31, 2006, Fazenda Nova had proven and probable reserves of 24,100 ounces compared to 92,300 ounces as at December 31, 2005. The Fazenda Nova Mine is expected to be exhausted in 2007.

Proven and probable reserves as at December 31, 2006 for São Vicente are 341,900 ounces of contained gold. Total measured and indicated resources are 605,000 contained ounces as at December 31, 2006. In November 2006, the Company completed a positive feasibility study in respect to São Vicente. The results of the feasibility study confirmed a 5.3 year mine life at an annual production rate of 57,000 ounces. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis, however, the Company later concluded that São Vicente could be constructed as a stand-alone mine. In addition, São Vicente has significant coarse gold effect similar to São Francisco.

Proven and probable reserves at Chapada are 2.51 million ounces of contained gold and 2.31 billion pounds of contained copper, comparable to last year. The current mine plan for Chapada contemplates a 19-year mine life. Resource estimates for Chapada include 3.03 million gold ounces of measured and indicated resources and 2.80 billion pounds of copper.

The C1 Santa Luz Project contains 556,000 contained ounces of proven and probable reserves. It is the Company’s view that these reserve estimates could support a stand-alone mine. Additionally, C1 Santa Luz resource estimates (including reserves) include 1.04 million ounces of measured and indicated resources plus 402,100 ounces of inferred resources. Ernesto added 178,900 ounces of measured and indicated resources and 179,600 ounces of inferred resources to current year resource estimates. The development plan for these target areas are further discussed in the Exploration and Development section of this report.

Proven and probable reserves at San Andrés, which was acquired by the Company through its takeover of RNC Gold Inc. in February 2006, are 499,400 ounces, sufficient for an approximate 5 year mine life. Measured and indicated resources have significantly increased as a result of the Company’s exploration activities in 2006 to 1.29 million ounces. Metallurgical testing is now in progress including an investigation of dump leaching to lower operating costs to bring more of the measured and indicated resource into reserves.

At Jacobina, acquired by the Company through its takeover of Desert Sun Mining Corp. in April 2006, proven and probable reserves total 1.185 million ounces. Measured and indicated resources total 2.92 million ounces with inferred resources totalling 4.16 million ounces. A broad phased expansion has been implemented that would result in production increasing to an annual rate of approximately 140,000-150,000 ounces of gold in late 2007 as plant capacity and ore processing is increased to 6,500 tonnes per day from its current 5,000 tonnes per day. The level of production will depend on the extent to which ore development at the Morro do Vento Extension and Canavieiras areas is advanced by the end of 2007. Total capital expenses for this expansion to the end of 2007, for plant capacity increases and ore development, is estimated at $58 million for which the Company is fully funded.

Measured and indicated resources at the Gualcamayo project in Argentina, acquired through the Company’s takeover of Viceroy Exploration Ltd. in October 2006, are 2.28 million ounces with a further 698,000 ounces of inferred resources. The feasibility study in progress on the QDD deposit is scheduled to be completed in the second quarter of 2007, the Amelia Ines/Magdalena feasibility study in the third quarter of 2007 and the preliminary economic evaluation for the QDD Lower West zone in the fourth quarter of 2007. The QDD and other zones support the potential for an operation with production of over 200,000 ounces per year for at least ten years.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units of production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

24.  Exploration and Development

The Corporation plans an aggressive exploration program in 2007 on its projects in Brazil, Argentina, Honduras and Nicaragua. The Company has allocated approximately $32 million in 2007 for budgeted exploration with the bulk of funds allocated to Gualcamayo, Jacobina and the Guapore Gold Belt. These projects will be funded by operating cash flows.

The Company spent $4.8 million and $15.4 million during the fourth quarter and the year ended December 31, 2006, respectively on exploration programs. This compares to $6.8 million spent during the comparative periods ended December 31, 2005 on exploration.

The Company has allocated $32 million in the 2007 budget for exploration as follows:

2006
Gualcamayo	45%
Jacobina	14%
Guapore	13%
Itapicaru Greenstone Belt	8%
Pilar	8%
Nicaragua	5%
Other	7%
100%

San Andrés

Since Yamana’s acquisition of RNC, an aggressive exploration program, has been carried out to better define the pit boundaries, test areas between the pits, and assess potential extensions of the mineralization in other areas of the mining lease. Measured and indicated resources at San Andrés now total 1.29 million ounces. Metallurgical testing is now in progress including an investigation of dump leaching to lower operating costs to bring more of the measured and indicated resource into reserves.

Jacobina

Measured and indicated resources at Jacobina now total 2.92 million ounces and inferred resources, 4.16 million ounces. Three areas were explored by the Company during 2006 (Canavieiras South Extension, João Belo and Serra de Córrego) and a program was initiated late in the year at Morro do Vento to investigate the down-dip potential of the Intermediate Reef. At João Belo, work focused on the continuity of the Large to Medium Pebble Conglomerate (“LMPC”) reef north of the main cross fault as well as in-fill drilling of the dip extension of the LMPC reef in support of upgrading the classification of the mineral resources from the inferred category. Work in the Northern Bahia Gold Belt included drilling at Pindobaçu and follow-up regional exploration including geological mapping, sampling, prospecting and soil geochemical surveys. Drilling by the Company at Canavieiras, 4 kilometres north of the Jacobina mine processing plant, has extended the mineralized conglomerate reefs for a strike length of 2 kilometres south of the old mine workings. The target reefs are not exposed at surface but have been intersected from depths of 100 metres to as deep as 600 metres below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 metres resulting in a series of stacked blocks each of which has a strike length of 500 metres to 600 metres. The conglomerate reefs remain open along strike to the south and this target will be drill tested in 2007.

Gualcamayo

In November, 2006, the Company released significant results from diamond drilling on the Lower West Zone of the QDD and Magdalena deposits. The drilling was extremely successful with several high grade intercepts in the QDD Lower West zone. Furthermore, three of the new drill holes intercepted a second zone near surface that will likely expand the limits of the current pit design and improve the strip ratio on the west side. The Company plans to develop an exploration adit to provide a base for further diamond drilling to determine the down dip extension of the zone and to find out if this is part of the higher grade "feeder" system linked to the QDD fault zone some 500m to the southeast. Significant results from three new holes drilled at Magdalena showed that not only was the overall model generally correct, but that there is a very significant zone of high grade mineralization which is more continuous than previously thought.

    São Vicente

At São Vicente, the 2006 exploration program included (i) a program of surface drilling; (ii) drift excavation and bulk sampling; and (iii) underground drilling from drill stations established from the drift and extending into the orebody. São Vicente has a significant coarse gold effect similar to São Francisco and as such bulk sampling and underground drilling were undertaken to better understand the true grade. Evidence from bulk samples to date suggests grades that will exceed drill indicated and reserve grades.

C1 Santa Luz

C1 Santa Luz is one of eight (and the most advanced) of the priority targets on the Company's 197,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt north of the Fazenda Brasileiro Mine.

In December 2005, the Company announced the results of a Phase 1 scoping study for C1 Santa Luz. This was upgraded to a pre-feasibility study in 2006. The purpose of the study was to provide an initial economic assessment of the project and assess the merits of undertaking a formal feasibility study. The results were positive and the Company is continuing to assess the development of the project as a stand alone mine. Measured and indicated resources are 1.04 million ounces and inferred resources of 402,000 ounces. The Company is continuing to drill and believes that it can add to the current resource base that will supplement the feasibility of an open pit and underground operation.

Yamana plans to complete a feasibility study for C1 Santa Luz in the second quarter of 2007. Assuming the feasibility study is positive the Company would start construction in 2007 for commencement of production in late 2008.

Ernesto

Ernesto is a priority target on the Company's 450,000 hectares of mineral claims on the Guapore (Santa Elina Gold Belt). A current drilling program supports the potential for Ernesto to become a stand-alone mine. Ernesto is located approximately 65 kilometres south of the São Francisco project. The Company believes Ernesto has the potential to be a high grade, very shallow underground mine. The development plan for Ernesto contemplates a pre-feasibility study in early 2007 and, assuming a positive result, a feasibility study will be carried out in later 2007 with potential commencement of construction in 2008.

Fazenda Brasileiro

Current reserves and resources at Fazenda Brasileiro are expected to support a mine life for an additional four years. However, ongoing exploration initiatives are aimed at increasing the mine life of Fazenda Brasileiro to a minimum of seven years. The Company has doubled its mineral concessions and mining rights on the Rio Itapicuru Greenstone Belt north of Fazenda Brasileiro to 180,000 hectares and the exploration budget this year for this area is approximately $4.1 million. Four high-priority targets were tested in 2006 including: E-deep, Barrocas Oeste, Pinhões and Barracão; further work is planned on these in 2007.

25.  Sale of Argentine Assets

Assets identified as held for sale as at December 31, 2005 were sold in 2006. Consideration was comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser paid $350,000 and delivered 8 million common shares of the purchaser and 4 million common share purchase warrants of the purchaser. According to the terms of sale, additional consideration was due by the end of 2006. As a consequence, an additional 10 million common shares of the purchaser together with 5 million common share purchase warrants of the purchaser were received in late 2006. The Company did not recognize a significant gain or a loss on the transaction.

26.  Depletion and Impairment of Mineral Properties

Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $450 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral properties as at the current fiscal year end, except for an impairment of the Fazenda Nova Mine of $3.7 million. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

Differences between management’s assumptions and market conditions could have a material effect in the future.

27.  Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar. At year end the Company did not have any foreign currency hedges outstanding. However, subsequent to year end the Company entered into several hedges between the Real and the US Dollar.

The Company holds mining properties in Brazil, Honduras and Argentina and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

In December 2006 the Company submitted an Environmental Impact Statement document to the San Juan authorities where the Gualcamayo Project is located. However, there is no assurance that an EIS permit will be issued.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian Dollars and revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The mining industry is intensely competitive and is highly dependent on commodity prices. A decline in the price of gold or copper could negatively impact the Company’s operations.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2006. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

28.  Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•  Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Income taxes
Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

There were no changes in the Company’s accounting policies during the year.

29.  Recent Accounting Pronouncements

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In July 2006, the CICA issued section 1506, Changes in Accounting Policies and Estimates,and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financials statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

In 2005 the CICA issued Section 3855, Financial Instruments - Recognition and Measurement. This Section established standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1.	Financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in financial statements;
2.	Fair value is the most relevant measurement for financial instruments and the only relevant measure for derivative financial instruments;
3.	Only items that are assets or liabilities should be reported as such in the financial statements; and
4.	Special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

During 2005, the CICA also issued Section 3861, Financial Instruments - Disclosure and Presentation. This section established standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes that serve, the risks associated with them and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

30.  Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2006 and December 31, 2005 and results of operations for the period ended December 31, 2006, for the period ended December 31, 2005 and for the 10 month period ended December 31, 2004.

This Management’s Discussion and Analysis has been prepared as of March 20, 2007. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the period ended December 31, 2006 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2006 and the most recent Annual Information Form for the period ended December 31, 2006 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation”, that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions, risk relating to international operations, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note Regarding Reserves and Resources

Readers should refer to the annual information form of the Company for the year ended December 31, 2006 and other continuous disclosure documents filed by the Company since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense and (f) impairment losses. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.